MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com



                                December 10, 2013

VIA EDGAR AND EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Attn: Anne Nguyen Parker, Branch Chief and Caroline Kim, Staff Attorney Washington, D.C. 20549

Re: Fuels, Inc.
Registration Statement on Form S-1
Filed September 13, 2013
File No. 333-191164

Dear Ms. Parker and Ms. Kim:

Enclosed with this letter is Amendment Number 1 to the Registration Statement on Form S-1 marked to indicate changes. The following are the responses to the comments in your letter to Fuels, Inc. dated October 9, 2013:

REGISTRATION STATEMENT ON FORM S-1
----------------------------------
GENERAL
-------

         1. On page 3, you state that you qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, and that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of various exemptions are available to you as a Smaller Reporting Company such as exemptions from
Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Answer:

         Please see the revisions we have made in response to your comment. We have improved or disclosures regarding our elections.

         2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer:

         The Company, nor anyone authorized to do so on its behalf have not provided or presented any written communications as defined by Rule 405 under the Securities Act to any potential investors. Further we have not had any research reports written about the Company by any broker or dealer since the Company is not participating in an offering of its common stock.

         Rather the Company is registering shares of its common stock held by existing shareholders issued primarily in 1999. Shares of common stock issued during the nine months ended September 30, 2013, were issued as part of the assignment of leases to the Company.

         3. Please revise the prospectus to address the following:

         o Your glossary at page 4 includes terms that are not referenced elsewhere in the filing;

         o Delete or revise to clarify the reference at page 21 to "completion of registration statement" in the 3rd quarter 2013, as compared to "closure of registration statement" in the 4th quarter 2013;

         o        Clarify  that you  intend  to apply for  quotation  on the OTC
                  Bulletin  Board  after   effectiveness   of  the  registration
                  statement, instead of immediately after filing, at page 22;

         o        Delete  the  reference  on  page  24 to the  safe  harbor  for forward-looking  statements,  as  this  is not  available  for initial public offerings. Refer to Section 27A of the Securities Act.

Answer:

         We have made such revisions.

USE OF PROCEEDS, PAGE 12
------------------------

         4. You state that "The monies we have raised thus far from selling stock to our current Shareholders is anticipated to be sufficient to pay all expenses of this registration statement, which is estimated to be $30,000." Please provide further support for this statement, given that your balance sheet indicates that you have $0 in cash and current assets as of June 30, 2013.

Answer:

         We have revised to the sentence to reflect that we have not raised funds through the sale of our common stock.


                                     2 of 4

SELLING SECURITY HOLDERS, PAGE 13
---------------------------------

         5. For each selling shareholder, please indicate the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates. For example, we note that you identify several individual selling shareholders who share the last name as Robert Fowler, your majority shareholder. See Item 507 of Regulation S-K.

Answer:

         We have revised the selling shareholder list in light of your comment.

COMPANY OVERVIEW, PAGE 16
-------------------------

         6. You state that "The viability of the proposed business effort is dependent upon sufficient funds being realized from this offering, of which there is no assurance." Similarly, you state on page 25 that "For short term needs we will be dependent on receipt, if any, of offering proceeds." Please revise to clarify these statements, as this is an offering on behalf of selling shareholders from which you will not receive any proceeds.

Answer:

         We have revised and clarified the referenced disclosures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 24
--------------------------------------------------------------------------------
PLAN OF OPERATIONS, PAGE 24
---------------------------

         7. We note your disclosure that you have zero current assets as of June 30, 2013 and you currently have no committed source for any funds. Given your current liquidity situation, please revise your "Milestones" timeline to quantify the amount of capital necessary to meet each milestone and how you intend to raise such capital.

Answer:

         We have revised the milestone section in the Plan of Operations.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 27
-----------------------------------------

         8. Please revise the biographical sketches to provide a complete five year discussion for each officer and director without gaps or ambiguities in time. Also briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of your business. See Item 401(e) of Regulation S-K.

Answer:

         We have revised the biographical sketches as much as possible to provide a five year discussion of each officer and director, given their situations. As such, we would like to point out that Mr. Gordon has been retired since 1996 and other than his directorship with the Company has not been involved in or worked for any companies.

         We have included statements as to the skills and that lead to these individuals being named officers and/or directors.


                                     3 of 4

FINANCIAL STATEMENTS
--------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2
-----------------------------------------------------------------

         9. Please obtain and file a revised report from your independent accountant that provides assurance on each of the periods for which financial statements are presented in your filing (i.e., for the fiscal years ended December 31, 2012 and 2011). Refer to Rule 2-02(a)(4) of Regulation S-X.

Answer:

         Such report has been revised.

NOTES TO THE FINANCIAL STATEMENTS
---------------------------------
NOTE 3. STOCKHOLDERS' EQUITY, PAGE F-9
--------------------------------------

         10. The number of shares of common stock issued and outstanding as of December 31, 2012 stated in the disclosure on page F-9 appears to differ from what is presented as part of the balance sheet on page F-3 and the statement of stockholder's equity on page F-6 of your filing. Please revise as necessary.

Answer:

         We have revised Note 3 to reflect the correct number of issued and outstanding shares at December 31, 2012.

UNDERTAKINGS
------------

         11. Please revise to delete the undertakings associated with an offering under Rule 430A, and include the undertakings associated with an offering under Rule 430C. See Item 512 of Regulation S-K.

Answer:

         We have made such revisions.

We  hope  this  filing  satisfies  your  comments.   If  you  have  any  further
requirements, please let me know.

                                                     Sincerely,


                                                     /s/ Michael A. Littman


                                                     Michael A. Littman

MAL:cc


                                     4 of 4

    As filed with the Securities and Exchange Commission on December 10, 2013
                           Registration No.333-191164

 ==============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                                 AMENDMENT NO. 1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   FUELS, INC.
      --------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           WYOMING                        1381                    83-0326780
------------------------------ ----------------------------  -------------------
  (State or jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

            P.O. Box 917, Casper, Wyoming, 82602/ Phone (307)472-3000
      --------------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                             Roy C. Smith, President
            P.O. Box 917, Casper, Wyoming, 82602/ Phone (307)472-3000
      --------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                        COPIES OF ALL COMMUNICATIONS TO:
                       Michael A. Littman, Attorney at Law
   7609 Ralston Road, Arvada, CO, 80002 phone 303-422-8127 / fax 303-431-1567

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

---------------------------- --------  ------------------------------ ----------
Large accelerated filer        [___]   Accelerated filer                  [___]
---------------------------- --------  ------------------------------ ----------
Non-accelerated filer          [___]   Smaller reporting company          [_X_]
(Do not check if a smaller
reporting company)
---------------------------- --------  ------------------------------ ----------

                                           CALCULATION OF REGISTRATION FEE
---------------------------- ------------------ ------------------------- --------------------------- ----------------
                                                                               PROPOSED MAXIMUM          AMOUNT OF
  TITLE OF EACH CLASS OF       AMOUNT TO BE         PROPOSED MAXIMUM          AGGREGATE OFFERING       REGISTRATION
SECURITIES TO BE REGISTERED     REGISTERED      OFFERING PRICE PER SHARE           PRICE(1)                 FEE
---------------------------- ------------------ ------------------------- --------------------------- ----------------
Common Stock by Selling           1,020,000               $0.10                     $102,000              $13.91(2)
Shareholders
---------------------------- ------------------ ------------------------- --------------------------- ----------------
(1)  Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)  The Registration Fee of $13.91 was paid in September 2013.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             (SUBJECT TO COMPLETION)
                                   PROSPECTUS

                                   FUELS, INC.

            1,020,000 SHARES OF COMMON STOCK OF SELLING SHAREHOLDERS

We are registering 1,020,000 shares listed for sale on behalf of selling shareholders. We will NOT receive any proceeds from sales of shares by selling shareholders.

Our selling shareholders plan to sell common shares at $0.10, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price was arbitrarily set at $0.10 per share, based on speculative concept unsupported by any other comparables.

We have set the initial fixed prices as follows:

---------------------------------- ---------------------------------------------
            TITLE                                  PER SECURITY
---------------------------------- ---------------------------------------------
        Common Stock                                  $0.10
---------------------------------- ---------------------------------------------

At any  time  after a market  develops,  our  security  holders  may sell  their
securities   at  market   prices  or  at  any  price  in  privately   negotiated
transactions.

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK; SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE OR PROVINCIAL SECURITIES
COMMISSION, NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We intend to have an application filed on our behalf by a market maker for approval of common stock for quotation on the Over-the Counter/Bulletin Board quotation system tradable separately, subject to effectiveness of the Registration Statement. It has not yet been filed, nor is there any selected broker/dealer as yet. Our common stock is presently not listed on any national securities exchange or the NASDAQ Stock Market or any other venue.

This offering will be on a delayed and continuous basis for sales of selling shareholders shares. The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders (See "Description of Securities - Shares").

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this Prospectus is December 10, 2013.

                                               TABLE OF CONTENTS
=============================== ================================================================ =============
PART I -  INFORMATION REQUIRED                                                                     Page No.
IN PROSPECTUS
------------------------------- ---------------------------------------------------------------- -------------
ITEM 1.                         Front of  Registration  Statement  and Outside Front Cover Page
                                of Prospectus
------------------------------- ---------------------------------------------------------------- -------------
ITEM 2.                         Prospectus Cover Page                                                 1
------------------------------- ---------------------------------------------------------------- -------------
ITEM 3.                         Prospectus  Summary  Information,  Risk  Factors  and  Ratio of       3
                                Earnings to Fixed Charges
------------------------------- ---------------------------------------------------------------- -------------
ITEM 4.                         Use of Proceeds                                                      11
------------------------------- ---------------------------------------------------------------- -------------
ITEM 5.                         Determination of Offering Price                                      12
------------------------------- ---------------------------------------------------------------- -------------
ITEM 6.                         Dilution                                                             12
------------------------------- ---------------------------------------------------------------- -------------
ITEM 7.                         Selling Security Holders                                             13
------------------------------- ---------------------------------------------------------------- -------------
ITEM 8.                         Plan of Distribution                                                 14
------------------------------- ---------------------------------------------------------------- -------------
ITEM 9.                         Description of Securities                                            14
------------------------------- ---------------------------------------------------------------- -------------
ITEM 10.                        Interest of Named Experts and Counsel                                15
------------------------------- ---------------------------------------------------------------- -------------
ITEM 11.                        Information with Respect to the Registrant                           15
------------------------------- ---------------------------------------------------------------- -------------
                                a. Description of Business                                           15
------------------------------- ---------------------------------------------------------------- -------------
                                b. Description of Property                                           21
------------------------------- ---------------------------------------------------------------- -------------
                                c. Legal Proceedings                                                 21
------------------------------- ---------------------------------------------------------------- -------------
                                d. Market for Common Equity and Related Stockholder Matters          21
------------------------------- ---------------------------------------------------------------- -------------
                                e. Financial Statements                                              22
------------------------------- ---------------------------------------------------------------- -------------
                                f. Selected Financial Data                                           23
------------------------------- ---------------------------------------------------------------- -------------
                                g. Supplementary Financial Information                               23
------------------------------- ---------------------------------------------------------------- -------------
                                h. Management's Discussion and Analysis of Financial Condition       23
                                   and Results of Operations
------------------------------- ---------------------------------------------------------------- -------------
                                i. Changes In and Disagreements With Accountants on Accounting       25
                                   and Financial Disclosure
------------------------------- ---------------------------------------------------------------- -------------
                                j. Quantitative and Qualitative Disclosures About Market Risk        25
------------------------------- ---------------------------------------------------------------- -------------
                                k. Directors and Executive Officers                                  26
------------------------------- ---------------------------------------------------------------- -------------
                                l. Executive and Directors Compensation                              27
------------------------------- ---------------------------------------------------------------- -------------
                                m. Security Ownership of Certain Beneficial Owners and               28
                                   Management
------------------------------- ---------------------------------------------------------------- -------------
                                n. Certain Relationships, Related Transactions, Promoters And        29
                                   Control Persons
------------------------------- ---------------------------------------------------------------- -------------
ITEM 11 A.                      Material Changes                                                     29
------------------------------- ---------------------------------------------------------------- -------------
ITEM 12.                        Incorporation of Certain Information by Reference                    29
------------------------------- ---------------------------------------------------------------- -------------
ITEM 12 A.                      Disclosure of Commission Position on Indemnification for             29
                                Securities Act Liabilities
------------------------------- ---------------------------------------------------------------- -------------
PART II - INFORMATION NOT
REQUIRED IN PROSPECTUS
------------------------------- ---------------------------------------------------------------- -------------
ITEM 13.                        Other Expenses of Issuance and Distribution                          30
------------------------------- ---------------------------------------------------------------- -------------
ITEM 14.                        Indemnification of Directors and Officers                            30
------------------------------- ---------------------------------------------------------------- -------------
ITEM 15.                        Recent Sales of Unregistered Securities                              31
------------------------------- ---------------------------------------------------------------- -------------
ITEM 16.                        Exhibits and Financial Statement Schedules                           31
------------------------------- ---------------------------------------------------------------- -------------
ITEM 17.                        Undertakings                                                         31
------------------------------- ---------------------------------------------------------------- -------------
                                Signatures                                                           32
------------------------------- ---------------------------------------------------------------- -------------

ITEM 3. PROSPECTUS SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES
--------------------------------------------------------------------------------

OUR COMPANY

Fuels, Inc. ("We," "Us," "Our") was organized under the laws of the State of Wyoming on May 25, 1999. It is a Wyoming corporation organized for the purpose of engaging in any lawful business with a current plan to engage in the acquisition, exploration, and if warranted, development of oil and gas prospects. We intend to seek to participate in oil and gas prospects located in the state of Wyoming and may participate in oil and gas prospects located in the states of Wyoming, Kansas, New Mexico, Texas, Oklahoma and Colorado. We have a working interest in an oil and gas lease in Natrona County, Wyoming, upon which we are developing geological data from which to determine potential drilling targets. We then intend to attempt to syndicate drilling participation in an exploratory well on the lease. Our main emphasis will be to acquire, either by lease or purchase, an interest in oil or gas properties for exploration, when available, with third parties.

We have begun initial minimal operations and are currently without revenue. We have no employees at the present time. Through the period ended December 31, 2012, the executive officers contributed their services and have not begun to be compensated.

We are in the developmental stage of our business, and we anticipate that operations will begin in late 2013.

Our Auditors have issued a going concern opinion and the reasons noted for issuing the opinion are our lack of revenues and modest capital.

Factors that make this offering highly speculative or risky are:

     o    There is no market for any securities;
     o    We have no revenues or sales;
     o    We are start up company;
     o    We have no experience in the energy exploration business as a company;
     o    We are undercapitalized.

Our executive offices are located at P.O. Box 917, Casper, Wyoming, 82602 and the telephone number is (307)472-3000.

JUMPSTART OUR BUSINESS STARTUPS ACT

We qualify as an "emerging growth company" as defined in Section 101 of the Jumpstart our Business Startups Act ("JOBS Act") as we do not have more than $1,000,000,000 in annual gross revenue and did not have such amount as of December 31, 2012, our last fiscal year.

We may lose our status as an emerging growth company on the last day of our fiscal year during which (i) our annual gross revenue exceeds $1,000,000,000 or
(ii) we issue more than $1,000,000,000 in non-convertible debt in a three-year period. We will lose our status as an emerging growth company if at any time we are deemed to be a large accelerated filer. We will lose our status as an emerging growth company on the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement.

As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable to generally reporting companies. These provisions include:

     - A requirement to have only two years of audited financial statement and only two years of related Management Discussion and Analysis
          Disclosures:

     - Reduced disclosure about the emerging growth company's executive compensation arrangements; and

     - No non-binding advisory votes on executive compensation or golden parachute arrangements. (COMMENT NO. 1)

As an emerging growth company, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Such sections are provided below:

         Section 404(b) of the Sarbanes-Oxley Act of 2002 requires a public company's auditor to attest to, and report on, management's assessment of its internal controls.

         Sections 14A(a) and (b) of the Securities and Exchange Act, implemented by Section 951 of the Dodd-Frank Act, require companies to hold shareholder advisory votes on executive compensation and golden parachute compensation.

We have already taken advantage of these reduced reporting burdens in this registration statement, which are also available to us as a smaller reporting company as defined under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
(COMMENT NO. 1)

As long as we qualify as an emerging growth company, we will not be required to comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. We are choosing to irrevocably opt out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. (COMMENT NO. 1)

SUMMARY OF FINANCIAL INFORMATION

---------------------------------- -----------------------------------------
                                                   As at September 30, 2013
---------------------------------- -----------------------------------------
Total Assets                                                         $2,500
---------------------------------- -----------------------------------------
Current Liabilities                                                    $-0-
---------------------------------- -----------------------------------------
Stockholders' Equity                                                 $2,500
---------------------------------- -----------------------------------------

---------------------------------- -----------------------------------------
                                    From May 25, 1999 to September 30, 2013
---------------------------------- -----------------------------------------
Revenues                                                               $-0-
---------------------------------- -----------------------------------------
Net Loss at September 30, 2013                                         $-0-
---------------------------------- -----------------------------------------

As of September 30, 2013 and December 31, 2012, accumulated deficit for our business was $2,100. We anticipate that we will operate in a deficit position and continue to sustain net losses for the foreseeable future.

THE OFFERING

We are registering 1,020,000 shares listed for sale on behalf of selling shareholders.

============================================================ ==================
Common shares outstanding before this offering                       3,220,000
------------------------------------------------------------ ------------------
Maximum common shares being offered by selling shareholders          1,020,000
============================================================ ==================

We are authorized to issue 50,000,000 shares of common stock. Our current shareholders, officers and directors collectively own 3,220,000 shares of restricted common stock. These shares were issued at a price of $0.003 per share for 720,000 shares and $0.001 for 2,500,000 shares.

There is currently no public market for our shares as it is presently not traded on any market or securities exchange.

                                    GLOSSARY

The following are definitions of terms used in this Memorandum: (COMMENT NO. 3)

         BBL. An abbreviation for the term "barrel" which is a unit of measurement of volume of oil or related petroleum products. One barrel (one bbl) is the equivalent of 42 U.S. gallons or approximately 159 liters.

         DEVELOPMENT WELL. A well drilled to a known producing formation in a previously discovered field, usually offsetting a producing well on the same or an adjacent oil and gas lease.

         EXPLORATORY WELL. A well drilled either (a) in search of a new and as yet undiscovered pool of oil or gas or (b) with the hope of significantly extending the limits of a pool already developed (also known as a "wildcat well").

         FARMOUT. An agreement whereby the owner of the leasehold or working interest agrees to assign a portion of his interest in certain acreage subject to the drilling of one or more specific wells or other performance by the assignee as a condition of the assignment. Under a farmout, the owner of the leasehold or working interest may retain some interest such as an overriding royalty interest, an oil and gas payment, offset acreage or other type of interest.

         GROSS ACRE. An acre in which a working interest is owned. The number of gross acres is the total number of acres in which an interest is owned (see "Net Acre" below).

         LEASES. Full or partial interests in oil or gas properties authorizing the owner of the lease to drill for, produce and sell oil and gas upon payment of rental, bonus, royalty or any of them. Leases generally are acquired from private landowners (fee leases) and from federal and state governments on acreage held by them.

         MCF. An abbreviation for "1,000 cubic feet," which is a unit of measurement of volume for natural gas.

         NET WELL OR ACRE. A net well or acre exists when the sum of the fractional ownership working interests in gross wells or acres equals one. The number of net wells or acres is the sum of the factional working interests owned in gross wells or acres expressed as whole number and fractions thereof.

         OVERRIDING ROYALTY. An interest in the gross revenues or production over and above the landowner's royalty carved out of the working interest and also unencumbered with any expenses of operation, development or maintenance.

         PROSPECT. A geological area which is believed to have the potential for oil or gas production.

         WORKING INTEREST. An interest in an oil and gas lease entitling the holder at its expense to conduct drilling and production operations on the leased property and to receive the net revenues attributable to such interest, after deducting the landowner's royalty, any overriding royalties, production costs, taxes and other costs.

                            OUR COMPANY RISK FACTORS

Our securities, as offered hereby, are highly speculative and should be purchased only by persons who can afford to lose their entire investment in us. Each prospective investor should carefully consider the following risk factors, as well as all other information set forth elsewhere in this prospectus, before purchasing any of the shares of our common stock.

OUR BUSINESS IS A DEVELOPMENT STAGE COMPANY AND UNPROVEN AND THEREFORE RISKY.

We have only very recently adopted the business plan described herein-above. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the energy business, especially in view of the intense competition from existing businesses in the industry.

WE HAVE BOTH A MINIMAL OPERATING HISTORY AND A LACK OF REVENUE HISTORY AND INVESTORS CANNOT VIEW OUR PAST PERFORMANCE SINCE WE ARE A START-UP COMPANY.

We were formed on May 25, 1999 for the purpose of engaging in any lawful business and have adopted a plan to engage the acquisition, exploration, and if warranted, development of natural resource properties in the last year. We have had no revenues in the last five years. We are not profitable and the business effort is considered to be in an early development stage. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the energy industry and therefore increase the risks associated with our operations due to lack of diversification.

WE CAN GIVE NO ASSURANCE OF SUCCESS OR PROFITABILITY TO OUR INVESTORS.

There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits, or that the market price of our common stock will be increased thereby.

WE HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE OUR ABILITY TO CARRY OUT OUR BUSINESS PLAN.

Our capital needs consist primarily of expenses related to geological evaluation, general and administrative and potential exploration participation and could exceed $250,000 in the next twelve months. Such funds are not currently committed, and at the time of this filing we do not have cash on hand to support our operations.

We have no operating history and no revenues and it may be unlikely that we will raise that additional working capital.

WE WILL HAVE SIGNIFICANT ADDITIONAL FINANCING REQUIREMENTS TO FUND OUR FUTURE ACTIVITIES.

If we find oil and gas reserves to exist on a prospect we will need substantial additional financing to fund the necessary exploration and development work. Furthermore, if the results of that exploration and development work are successful, we will need substantial additional funds for continued development. We will not have sufficient proceeds from this offering to conduct such work and, therefore, we will need to obtain the necessary funds either through debt or equity financing, some form of cost-sharing arrangement with others, or the sale of all or part of the property. There is no assurance that we will be successful in obtaining any financing. These various financing alternatives may dilute the interest of our shareholders and/or reduce our interest in the properties. (See "Use of Proceeds" and "Our Business")

WE MAY DEPEND UPON OUTSIDE ADVISORS, WHO MAY NOT BE AVAILABLE ON REASONABLE TERMS AND AS NEEDED.

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Our Board without any input from stockholders will make the selection of any such advisors. Furthermore, we anticipate that such persons will be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

OUR OFFICERS AND DIRECTORS ARE NOT EMPLOYED FULL-TIME BY US WHICH COULD BE DETRIMENTAL TO THE BUSINESS.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officers and Directors to our business will be up to 5 hours per week. (See "Executive Team")

We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our Company, when the business may demand such full-time participation.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Certain conflicts of interest may exist between us and our officers and directors. Our Officers and Directors have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. See "Directors and Executive Officers" (page 26), and "Conflicts of Interest" (page 26). Our officers are spending part-time in this business - up to 5 hours per week.

WE HAVE AGREED TO INDEMNIFICATION OF OFFICERS AND DIRECTORS AS IS PROVIDED BY WYOMING STATUTE.

Wyoming Statutes provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

OUR DIRECTORS' LIABILITY TO US AND SHAREHOLDERS IS LIMITED

Wyoming Revised Statutes exclude personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors that otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

                      RISK FACTORS RELATING TO OUR BUSINESS

Any person or entity contemplating an investment in the securities offered hereby should be aware of the high risks involved and the hazards inherent therein. Specifically, the investor should consider, among others, the following risks:

OUR BUSINESS, THE OIL AND GAS BUSINESS HAS NUMEROUS RISKS WHICH COULD RENDER US UNSUCCESSFUL.

The search for new oil and gas reserves frequently results in unprofitable efforts, not only from dry holes, but also from wells which, though productive, will not produce oil or gas in sufficient quantities to return a profit on the costs incurred. There is no assurance we will find or produce oil or gas from any of the undeveloped acreage farmed out to us or which may be acquired by us, nor are there any assurances that if we ever obtain any production it will be profitable. (See "Business and Properties")

WE HAVE SUBSTANTIAL COMPETITORS WHO HAVE AN ADVANTAGE OVER US IN RESOURCES AND MANAGEMENT.

We are and will continue to be an insignificant participant in the oil and gas business. Most of our competitors have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying and developing or exploring suitable prospects. Competitors resources could overwhelm our restricted efforts to acquire and explore oil and gas prospects and cause failure of our business plan.

WE WILL EXPERIENCE SUBSTANTIAL COMPETITION FOR SUPPLIES IN THE ENERGY INDUSTRY.

We will be required to compete with a large number of entities which are larger, have greater resources and more extensive operating histories than we do. Shortages of supplies may result from this competition and will lead to increased costs and delays in operations which will have a material adverse effect on us.

WE WILL BE SUBJECT TO ALL OF THE MARKET FORCES IN THE ENERGY BUSINESS, MANY OF WHICH COULD POSE A SIGNIFICANT RISK TO OUR OPERATIONS.

The marketing of natural gas and oil which may be produced by our prospects will be affected by a number of factors beyond our control. These factors include the extent of the supply of oil or gas in the market, the availability of competitive fuels, crude oil imports, the world-wide political situation, price regulation, and other factors. Recently, there have been dramatic fluctuations in oil prices. Any significant decrease in the market prices of oil and gas could materially affect our profitability of oil and gas activities.

There generally are only a limited number of gas transmission companies with existing pipelines in the vicinity of a gas well or wells. In the event that producing gas properties are not subject to purchase contracts or that any such contracts terminate and other parties do not purchase our gas production, there is assurance that we will be able to enter into purchase contracts with any transmission companies or other purchasers of natural gas and there can be no assurance regarding the price which such purchasers would be willing to pay for such gas. There may, on occasion, be an oversupply of gas in the marketplace or in pipelines, the extent and duration may affect prices adversely. Such oversupply may result in reductions of purchases and prices paid to producers by principal gas pipeline purchasers. (See "Our Business and Competition, Markets, Regulation and Taxation.")

OUR BUSINESS IS SUBJECT TO SIGNIFICANT WEATHER INTERRUPTIONS.

Our activities may be subject to periodic interruptions due to weather conditions. Weather-imposed restrictions during certain times of the year on roads accessing properties could adversely affect our ability to benefit from production on such properties or could increase the costs of drilling new wells because of delays.

WE ARE SUBJECT TO SIGNIFICANT OPERATING HAZARDS AND UNINSURED RISK IN THE ENERGY INDUSTRY.

Our proposed operations will be subject to all of the operating hazards and risks normally incident to exploring, drilling for and producing oil and gas, such as encountering unusual or unexpected formations and pressures, blowouts, environmental pollution and personal injury. We will maintain general liability insurance but we have not obtained insurance against such things as blowouts and pollution risks because of the prohibitive expense. Should we sustain an uninsured loss or liability, or a loss in excess of policy limits, our ability to operate may be materially adversely affected.

WE ARE SUBJECT TO FEDERAL INCOME TAX LAWS AND CHANGES THEREIN WHICH COULD ADVERSELY IMPACT US.

Federal income tax laws are of particular significance to the oil and gas industry in which we intend to engage. Legislation has eroded various benefits of oil and gas producers and subsequent legislation could continue this trend. Congress is continually considering proposals with respect to Federal income taxation which could have a material adverse effect on our future operations and on our ability to obtain risk capital which our industry has traditionally attracted from taxpayers in high tax brackets.

WE ARE SUBJECT TO SUBSTANTIAL GOVERNMENT REGULATION IN THE ENERGY INDUSTRY WHICH COULD ADVERSELY IMPACT US.

The production and sale of oil and gas are subject to regulation by state and federal authorities, the spacing of wells and the prevention of waste. There are both federal and state laws regarding environmental controls which may necessitate significant capital outlays, resulting in extended delays, materially affect our earnings potential and cause material changes in the in our proposed business. We cannot predict what legislation, if any, may be passed by Congress or state legislatures in the future, or the effect of such legislation, if any, on us. Such regulations may have a significant affect on our operating results.

WE BELIEVE INVESTORS SHOULD CONSIDER CERTAIN NEGATIVE ASPECTS OF OUR PROPOSED OPERATIONS.

DRY  HOLES:   We  may  expend   substantial   funds  acquiring  and  potentially
participating in exploring properties which we later determine not to be productive. All funds so expended will be a total loss to us.

TECHNICAL ASSISTANCE: We will find it necessary to employ technical assistance in the operation of our business. As of the date of this Prospectus, we have not contracted for any technical assistance. When we need it such assistance is likely to be available at compensation levels we would be able to pay.

UNCERTAINTY OF TITLE: We will attempt to acquire leases or interests in leases by option, lease, farmout or by purchase. The validity of title to oil and gas property depends upon numerous circumstances and factual matters (many of which are not discoverable of record or by other readily available means) and is subject to many uncertainties of existing law and our application. We intend to obtain an oil and gas attorney's opinion of valid title before any significant expenditure upon a lease.

GOVERNMENT REGULATIONS: The area of exploration of natural resources has become significantly regulated by state and federal governmental agencies, and such regulation could have an adverse effect on our operations. Compliance with statutes and regulations governing the oil and gas industry could significantly increase the capital expenditures necessary to develop our prospects.

Nature of our Business: Our business is highly speculative, involves the commitment of high-risk capital, and exposes us to potentially substantial losses. In addition, we will be in direct competition with other organizations which are significantly better financed and staffed than we are.

GENERAL ECONOMIC AND OTHER CONDITIONS: Our business may be adversely affected from time to time by such matters as changes in general economic, industrial and international conditions; changes in taxes; oil and gas prices and costs; excess supplies and other factors of a general nature.

WE WILL BE SUBJECT TO MANY FACTORS BEYOND OUR CONTROL.

The acquisition, exploration, development, production and sale of oil and gas are subject to many factors which are outside our control. These factors include general economic conditions, proximities to pipelines, oil import quotas, supply and price of other fuels and the regulation of transportation by federal and state governmental authorities.

We anticipate substantial competition in our effort to explore oil and gas properties and may have difficulty in putting together drilling participants and getting prospects drilled and explored. Established companies have an advantage over us because of substantially greater resources to devote to property acquisition and to obtain drilling rigs, equipment and personnel. If we are unable to compete for capital, participation and drilling rigs, equipment and personnel, our business will be adversely affected.

                        RISK FACTORS RELATED TO OUR STOCK

OUR PRESENT AND FUTURE SHAREHOLDERS WILL SUFFER DILUTION BY NEW ISSUANCES IN THE FUTURE WHICH MAY OCCUR.

Upon the sales of shares, there may be substantial dilution to our Security holders. The sale price of our shares is substantially higher than the pro forma current net tangible book value per share of our outstanding common stock. The net tangible book value attributable to our shares as of December 31, 2012 and 2011 was $0 per share, respectively. Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which are our total tangible assets less our total liabilities. See "Dilution" hereinafter on page 12.

WE MAY IN THE FUTURE ISSUE MORE SHARES WHICH COULD CAUSE A LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND CURRENT STOCKHOLDERS.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present significant risks to investors.

WE WILL PAY NO FORESEEABLE DIVIDENDS IN THE FUTURE.

We have not paid dividends on our common stock and do not ever anticipate paying such dividends in the foreseeable future.

NO PUBLIC MARKET EXISTS FOR OUR COMMON STOCK AT THIS TIME, AND THERE IS NO ASSURANCE OF A FUTURE MARKET.

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the shares offered hereby. Due to the low price of our securities, many brokerage firms may not be willing to effect transactions in our securities.
Even if a purchaser finds a broker willing to effect a transaction in our shares, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of our shares as collateral for any loans.

THE REGULATION OF PENNY STOCKS BY SEC AND FINRA MAY DISCOURAGE THE TRADABILITY OF OUR SECURITIES.

We are a "penny stock" company. None of our securities currently trade in any market and, if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding shares of common stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. We are registering all of our outstanding shares so officers, directors and affiliates will be able to sell their shares if this Registration Statement becomes effective. Rule 144 provides in essence that a person who has held restricted securities for six months, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

OUR STOCK WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The shares of our common stock, if listed, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our Securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities of our Company.

OUR COMMON STOCK MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SECURITIES AT OR ABOVE THE PRICE THAT YOU MAY PAY FOR THE SECURITY.

Because of the limited trading market expected to develop for our common stock and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your Securities in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our Securities may suffer greater declines because of our price volatility.

The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you may pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to the following:

     o    Variations in our quarterly operating results;
     o Loss of a key relationship or failure to complete significant transactions;
     o    Additions or departures of key personnel; and
     o    Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, and the over-the-counter markets in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

MANY OF OUR SHARES OF COMMON STOCK WILL IN THE FUTURE BE AVAILABLE FOR RESALE. ANY SALES OF OUR COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF OUR SECURITIES.

Assuming all of the shares of common stock we are offering under this Registration Statement are sold and all of the shares of common stock held by the selling security holders registered hereby are sold, we would have 1,020,000 shares that are freely tradable. Even our officers and directors are registering their shares for sale under this prospectus.

Unrestricted sales of 1,020,000 shares of stock by our selling stockholders could have a huge negative impact on our share price and the market for our shares.

OUR NEW INVESTORS WILL SUFFER A DISPROPORTIONATE RISK AND THERE WILL BE IMMEDIATE DILUTION OF PURCHASERS' INVESTMENTS.

Our present shareholders have acquired their securities at a cost significantly less than that which the investors purchasing pursuant to shares will pay for their stock holdings or at which future purchasers in the market may pay. Therefore, in the future new investors will bear most of the risk of loss.

OUR BUSINESS IS HIGHLY SPECULATIVE AND THE INVESTMENT IS THEREFORE RISKY.

Due to the speculative nature of our business, it is probable that the investment in shares offered hereby will result in a total loss to the investor. Investors should be able to financially bear the loss of their entire investment. Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

WE ARE NOT A REPORTING COMPANY AT THIS TIME, BUT WILL BECOME ONE DUE TO THIS REGISTRATION.

There is no trading market for our common stock. We will be subject to the reporting requirements under the Securities and Exchange Act of 1934, Section 13a, after the effectiveness of this offering, pursuant to Section 15d of the Securities Act and we intend to be registered under Section 12(g). As a result, shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with generally accepted accounting principles audited by independent certified public accountants and intend to register under the Securities Exchange Act, Section 12(g).

WE HAVE DETERMINED AN ARBITRARY OFFERING PRICE OF OUR SHARES.

Our offering price of our shares has been determined arbitrarily by us with no established criteria of value. There is no direct relationship between these prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business.

ITEM 4. USE OF PROCEEDS
-----------------------

We will not receive any proceeds from the sale of the shares being registered on behalf of our selling shareholders.

We may raise additional funds through a private placement of shares of our common stock. At this time there is no committed source for such funds and we cannot give any assurances of being able to raise such funds. We can assure that we will require additional funds to carry out our business plan. The availability and terms of any future financing will depend on market and other conditions.

Our lack of funds could and would severely limit our operations, and might render us unable to carry out our business plan.


(COMMENT NO. 4)

ITEM 5. DETERMINATION OF OFFERING PRICE
---------------------------------------

We have no established market for our common stock.

Our selling shareholders plan to sell shares at $0.10, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends.

---------------------------------- ---------------------------------------------
            TITLE                                  PER SECURITY
---------------------------------- ---------------------------------------------
        Common Stock                                  $0.10
---------------------------------- ---------------------------------------------

We have arbitrarily determined our offering price for shares to be sold pursuant to this offering at $0.10. The 720,000 shares of stock already purchased by original officers and directors at $0.003 and other shareholders were sold for $0.002 per Share. We issued 2,500,000 shares at $0.001 to Robert G. Fowler in 2013 for the Assignment of interests in an oil and gas lease in Wyoming. The additional major factors that were included in determining the initial sales price to our founders and private investors were the lack of liquidity since there was no present market for our stock and the high level of risk considering our lack of operating history.

The share price bears no relationship to any criteria of goodwill value, asset value, market price or any other measure of value and was arbitrarily determined in the judgment of our Board of Directors.

ITEM 6. DILUTION
----------------

We are registering shares of existing shareholders. Since our inception on May 25, 1999, our original officers and directors purchased 720,000 shares at $0.003 per share. Robert G. Fowler was issued 2,500,000 shares of our common stock at $0.001 per share for the Assignment of the mineral lease in Natrona County, Wyoming.

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of our shares of common stock purchased the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per Share. All percentages are computed based upon cumulative shares and consideration assuming sale of all shares in the line item as compared to maximum in each previous line.

--------------------------------------------------------------------------------
                          SHARES PURCHASED      TOTAL CONSIDERATION    AVERAGE
--------------------------------------------------------------------------------
                          NUMBER   PERCENT(1)   AMOUNT   PERCENT(2)  PRICE/SHARE
--------------------------------------------------------------------------------
1) Existing Shareholders  3,220,000  100%       $4,600    100%         $0.0014
--------------------------------------------------------------------------------

"Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets from the total assets of an entity. Dilution occurs because we determined the offering price based on factors other than those used in computing book value of our stock. Dilution exists because the book value of shares held by existing stockholders is lower than the offering price offered to new investors.

     (1) Percentage relates to total percentage of shares sold up to such increment.
     (2)  Percentage   relates  to  total  percentage  of  capital  raised  post
          offering.

As at December 31, 2011, the net tangible book value of our stock was $0 per share and at December 31, 2012 was $0 per share. Our existing stockholders have purchased a total of 3,220,000 shares, of which 1,020,000 are being registered, for an aggregate amount of $102,000 or an average cost of $0.10 per share.

ITEM 7.  SELLING SECURITY HOLDERS
---------------------------------

The selling shareholders, including officers and directors, obtained their shares of our stock in private placements of 720,000 shares occurring at inception in 1999 to founders at $0.003 per share. Robert G. Fowler contributed an Assignment of lease acreage for 2,500,000 shares at $0.001 per share.

Other than the stock transactions discussed above, we have not entered into any transaction nor are there any proposed transactions in which any founder, director, executive officer, significant shareholder of our company or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest, except that of Robert G. Fowler, the majority shareholder who received his shares in exchange for an Assignment of interest in an oil and gas lease in Natrona County, Wyoming, to us for $10 and the issuance of shares and the value thereof.

No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us except those persons who are our salaried employees or directors. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the shareholders.

All of the securities listed below are being registered in this Registration Statement, which include all of the securities outstanding as of date hereof.

--------------------------------- ---------------------- -------------------------- --------------------- ------------------
                                   SECURITIES BY EACH
                                   SHAREHOLDER BEFORE      COMMON SHARES OFFERED       % OWNED BEFORE       SHARES OWNED
              NAME                      OFFERING         FOR SHAREHOLDERS ACCOUNT         OFFERING         AFTER OFFERING
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Hunt, Andrea K.                                  10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Fowler, Michael D. (5)                           10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Hunt, Shelby K.                                  10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Smith, Roy C. (1)                               100,000                    100,000                  3.10                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Seal, Terry                                       5,000                      5,000                  0.15                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Ostlund, Robert L.                                5,000                      5,000                  0.15                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Geis, Megan K.                                   10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Conrad, Clayton R.                                2,500                      2,500                     *                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Merritt, Dennis S.                                2,500                      2,500                     *                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Holden, Cynthia Ann                               2,500                      2,500                     *                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Merritt, Dinah                                   10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Merritt, Z.S.                                    10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Myatt, Aline                                      2,500                      2,500                     *                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Fleet, Lourie J.                                 10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Cheney, Linda J.                                 10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Morrison, Lesha J.                               10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Butler, Brandy                                   12,500                     12,500                  0.38                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Rodgers, Jessica L.                              12,500                     12,500                  0.38                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Caughron, James                                   5,000                      5,000                  0.15                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Fowler, Lorraine E. (5)                           6,000                      6,000                  0.18                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Barnes, Deborah A.                                4,000                      4,000                  0.12                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Luedtke, Cynthia K.                               4,000                      4,000                  0.12                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Flanery, Susan F.                                 4,000                      4,000                  0.12                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Kuckelburg, Brenda L.                             4,000                      4,000                  0.12                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Marcrum, Belinda K.                               4,000                      4,000                  0.12                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Fowler, Sandra B. (5)                             4,000                      4,000                  0.12                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Fowler, Robert D. (5)                            10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Schoenleber, Rashelle L.                         10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Cotton, Leslie J.                                10,000                     10,000                  0.31                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Wilson, Laurie                                    7,500                      7,500                  0.23                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Schauss, Steve                                    7,500                      7,500                  0.23                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
                                       13

--------------------------------- ---------------------- -------------------------- --------------------- ------------------
                                   SECURITIES BY EACH
                                   SHAREHOLDER BEFORE      COMMON SHARES OFFERED       % OWNED BEFORE       SHARES OWNED
              NAME                      OFFERING         FOR SHAREHOLDERS ACCOUNT         OFFERING         AFTER OFFERING
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Hockaday, Thomas A.                              15,000                     15,000                  0.46                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Johnson, Michael                                 15,000                     15,000                  0.46                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Bradley, John E.                                 15,000                     15,000                  0.46                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Fowler, Guy E. (5)                               30,000                     30,000                  0.93                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Gordon, Everett M. (2)                           90,000                     90,000                  2.79                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Schmidt, Harlan A.                               15,000                     15,000                  0.46                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Golliher M.D., Warren N.                         15,000                     15,000                  0.46                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Butler, Michael R. (3)                          120,000                    120,000                  3.72                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Fowler, Robert G. (4) (5)                     2,530,000                    330,000                 78.57          2,200,000
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Fowler, Sharon K. (4) (5)                        30,000                     30,000                  0.93                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
Hinds, Philip G.                                 30,000                     30,000                  0.93                  0
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
TOTAL                                         3,220,000                  1,020,000                 94.29          2,200,000
--------------------------------- ---------------------- -------------------------- --------------------- ------------------
*Less than 1%

MATERIAL RELATIONSHIPS

(1)  President and Director
(2)  Director
(3)  Secretary, Treasurer and Director
(4)  Mrs. Sharon K. Fowler is the wife of Mr. Robert G. Fowler.
(5) These individuals are members of Mr. Robert G. Fowler and Mrs. Sharon K. Fowler family. Mr. Robert G. Fowler and Mrs. Sharon K. Fowler disavow any ownership, direct or indirect in the shares held by these individuals. (COMMENT NO. 5)

Other than the material relationships, discussed above, the listed selling security holders have not had a material relationship with the registrant. (COMMENT NO. 5)

ITEM 8. PLAN OF DISTRIBUTION
----------------------------

There is no market for the securities at this time and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. Until a public market develops, we are registering our shares for sale at the following prices:

---------------------------------- ---------------------------------------------
            TITLE                                  PER SECURITY
---------------------------------- ---------------------------------------------
        Common Stock                                  $0.10
---------------------------------- ---------------------------------------------

After effectiveness of this registration statement, at any time after a market develops, our selling shareholders may sell their securities at market prices or at any price in privately negotiated transactions.

The prices for sale of shares were arbitrarily set at $0.10 per share, and bear no relationship to any quantification of value.

Our selling shareholders may be deemed underwriters in this offering.

The selling shareholders are not paying any of the offering expenses and we will not receive any of the proceeds from the sale of the shares by the selling shareholders.

ITEM 9. DESCRIPTION OF SECURITIES
---------------------------------

The securities being registered and/or offered by this Prospectus are shares.

COMMON STOCK

We are presently authorized to issue fifty million (50,000,000) shares of our common stock. A total of three million, two hundred twenty thousand (3,220,000) common shares are issued and outstanding on December 1, 2013.

COMMON SHARES

All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to our Articles of Incorporation and our By-Laws as well as to the applicable statutes of the State of Wyoming for a more complete description of the rights and liabilities of holders of shares. It should be noted that the board of directors without notice to the shareholders may amend the By-Laws. Our shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not be able to elect any director.

PREFERRED SHARES

We have no preferred shares authorized.

TRANSFER AGENT

Effective upon the completion of this offering, the transfer agent for our securities is Interstate Transfer Company, 6076 S 900 E, Suite 101, Salt Lake City, Utah, 84121, phone (801) 281-9746.

ITEM 10. INTEREST OF NAMED EXPERTS AND COUNSEL
----------------------------------------------

We have not hired or retained any experts or counsel on a contingent basis, who would receive a direct or indirect interest in us, or who is, or was, our promoter, underwriter, voting trustee, director, officer or employee.

ITEM 11. INFORMATION WITH RESPECT TO THE REGISTRANT
---------------------------------------------------

A. DESCRIPTION OF BUSINESS
--------------------------

HISTORY OF FUELS, INC.

Our Company, Fuels, Inc., was formed May 25, 1999. We are a Wyoming corporation organized for the purpose of engaging in the acquisition, exploration, and if warranted, development of natural resource properties and prospects located in the state of Wyoming and may participate in oil and gas prospects located in the states of Wyoming, Kansas, New Mexico, Texas, Oklahoma and Colorado. Our main emphasis will be to acquire, either by lease, farmout, or purchase, an interest in oil or gas prospects or properties for exploration, when available, with third parties.

COMPANY OVERVIEW

We have been inactive during the last 5 years. In February 2013, we issued 2,500,000 shares of its restricted common stock to an unrelated third party in exchange as part of an Assignment on an oil and gas lease located in Natrona County, Wyoming. The shares were valued at $2,500 at the time of the transaction ($0.001 per share). The Assignment provides us with an 82.5% interest in the oil and gas lease. The oil and gas lease covers 1,280 gross acres. As a result of the Assignment, we maintain an 82.5% interest in the lease with a 100% working interest.

We have no recent operating history and no representation is made, nor is any intended that we will able to carry on our activities profitably. The viability of the proposed business effort is dependent upon sufficient funds being raised, of which there is no assurance. (COMMENT NO. 6) Roy C. Smith, President, Chief Executive Officer and director as well as Michael R. Butler and Everett M. Gordon have prior experience in the acquisition, evaluation, exploration and development of oil and gas properties. Roy C. Smith, Michael R. Butler and Everett M. Gordon devote part-time efforts to our affairs.

AREAS OF INTEREST AND PROPERTY

A primary area of interest is the geologic province which consists of numerous oil and gas productive areas and zones. We have a working interest in one lease, and because of varying geologic conditions across central and eastern Wyoming, it is impossible to predict with accuracy what geologic situation might be encountered on specific leases. There is no producing acreage and no reserves.

Our acreage is located in Natrona County, Wyoming consisting of 1,280 gross acres. The lease was originally acquired by Robert G. Fowler in 2006. There were three criteria used in selecting the lease: a) it is near to known production of oil; b) it is located in a proven oil producing area; and c) the production potential is from relatively shallow formations, up to 5,000 ft.

We may participate in a well on this acreage with industry partners, on terms not yet determined. If a well is productive, we would drill other wells with our partners.

We will consider the following criteria when evaluating whether to acquire or participate in an oil and gas prospect:

     1)   proximity to existing production;
     2)   depth of existing productions;
     3)   location in a known producing region;
     4)   whether there is well control data from nearby drill sites;
     5)   geologic evaluations by local geologists of production potential;
     6)   reasonable cost of acquisition;
     7)   term of lease and drilling commitment, if any; and
     8)   reasonable drilling cost estimates.

GEOLOGY OF OIL AND GAS LEASE PROSPECT

Our oil and gas lease in Natrona County, Wyoming is located the central part of Wyoming. The lease is located near the CastleCreek Field which was first drilled to a depth of 5,036 feet in 1951. The Castle Creek field has had a cumulative production of 32,375 bbls and 13,444 Mcfs of gas at the end of 2012. The areas of the lease lie within the Wind River Basin to the south of the Casper Arch.
















                          PLEASE REFER TO EXHIBIT 99.1

The Casper Arch is a structural arch that is a transitional area between the Bighorn and Laramie Mountains and the Powder River and Wind River Basin. This area is primarily an uplifted area that is not high enough to form a mountain range. The rocks of the Wind River Basin thrust southwestward overriding the synclinal axis of the Wind River Basin. The Wind River Basin is a west-east trending, asymmetrical intermontane basin covering about 11,700 square miles. The Basin is bounded on the west by the Wind River Mountains and on the north by the Owl Creek Mountains. The Wind River Basin is about 200 miles long and 100 miles wide.

Rocks in the area range in age from Precambrian to Tertiary. The southeast part of the Wind River Basin contains the thickest section of sedimentary rock. Precambrian crystalline basement rocks here are as much as 21,000 to 22,000 feet deep. The most prolific areas in the Basin have been the Tensleep, Sandstone, Land Formation, Fort Union Formation, Muddy Sandstone, and Mesaverde Formation.

           Stratigraphic Nomenclature Chart for the Wind River Basin






















                          PLEASE REFER TO EXHIBIT 99.2

COMPETITION, MARKETS, REGULATION AND TAXATION

COMPETITION.

There are a large number of companies and individuals engaged in the exploration for minerals and oil and gas; accordingly, there is a high degree of competition for desirable properties. Almost all of the companies and individuals so engaged have substantially greater technical and financial resources than we do.

MARKETS.

The availability of a ready market for oil and gas discovered, if any, will depend on numerous factors beyond our control, including the proximity and capacity of refineries, pipelines, and the effect of state regulation of production and of federal regulations of products sold in interstate commerce, and recent intrastate sales. The market price of oil and gas are volatile and beyond our control. The market for natural gas is also unsettled, and gas prices have increased dramatically in the past four years with substantial fluctuation, seasonally and annually.

There generally are only a limited number of gas transmission companies with existing pipelines in the vicinity of a gas well or wells. In the event that producing gas properties are not subject to purchase contracts or that any such contracts terminate and other parties do not purchase our gas production, there is no assurance that we will be able to enter into purchase contracts with any transmission companies or other purchasers of natural gas and there can be no assurance regarding the price which such purchasers would be willing to pay for such gas. There presently exists an oversupply of gas in the certain areas of the marketplace due to pipeline capacity, the extent and duration of which is not known. Such oversupply may result in restrictions of purchases by principal gas pipeline purchasers.

EFFECT OF CHANGING INDUSTRY CONDITIONS ON DRILLING ACTIVITY.

Lower oil and gas prices have caused a decline in drilling activity in the U.S. from time to time. However, such reduced activity has also resulted in a decline in drilling costs, lease acquisition costs and equipment costs, and an improvement in the terms under which drilling prospects are generally available. We cannot predict what oil and gas prices will be in the future and what effect those prices may have on drilling activity in general, or on our ability to generate economic drilling prospects and to raise the necessary funds with which to drill them.

FEDERAL REGULATIONS.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATION.

Oil and Gas: The oil and gas business in the United States is subject to regulation by both federal and state authorities, particularly with respect to pricing, allowable rates of production, marketing and environmental matters.

The production of crude oil and gas has, in recent years, been the subject of increasing state and federal controls. No assurance can be given that newly imposed or changed federal laws will not adversely affect the economic viability of any oil and gas properties we may acquire in the future. Federal income and "windfall profit" taxes have in the past affected the economic viability of such properties.

The above paragraphs only give a brief overview of potential state and federal regulations. Because we have only acquired specific properties, and because of the wide range of activities in which we may participate, it is impossible to set forth in detail the potential impact federal and state regulations may have on us.

COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS.

Our operations are subject to local, state and federal laws and regulations governing environmental quality and pollution control. To date our compliance with these regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

THE DEPARTMENT OF ENERGY. The Department of Energy Organization Act (Pub. L. No. 95-91) became effective October 1, 1977. Under this Act various agencies, including the Federal Energy Administration (FEA) and the Federal Power Commission (FPC), have been consolidated to constitute the cabinet-level Department of Energy (DOE). The Economic Regulatory Administration (ERA), a semi-independent administration within the DOE, now administers most of the regulatory programs formerly managed by the FEA, including oil pricing and allocation. The Federal Energy Regulatory Commission (FERC), an independent agency within the DOE, has assumed the FPC's responsibility for natural gas regulation.

REGULATION AND PRICING OF NATURAL GAS. Our operations may be subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC) with respect to the sale of natural gas for resale in interstate and intrastate commerce. State regulatory agencies may exercise or attempt to exercise similar powers with respect to intrastate sales of gas. Because of its complexity and broad scope, the price impact of future legislation on the operation of us cannot be determined at this time.

CRUDE OIL AND NATURAL GAS LIQUIDS PRICE AND ALLOCATION REGULATION.

Pursuant to Executive Order Number 12287, issued January 28, 1981, President Reagan lifted all existing federal price and allocation controls over the sale and distribution of crude oil and natural gas liquids. Executive Order Number 12287 was made effective as of January 28, 1981, and consequently, sales of crude oil and natural gas liquids after January 27, 1981 are free from federal regulation. The price for such sales and the supplier-purchaser relationship will be determined by private contract and prevailing market conditions. As a result of this action, oil which may be sold by us will be sold at deregulated or free market prices. At various times, certain groups have advocated the reestablishment of regulations and control on the sale of domestic oil and gas.

STATE REGULATIONS.

Our production of oil and gas, if any, will be subject to regulation by state regulatory authorities in the states in which we may produce oil and gas. In general, these regulatory authorities are empowered to make and enforce regulations to prevent waste of oil and gas and to protect correlative rights and opportunities to produce oil and gas as between owners of a common reservoir. Some regulatory authorities may also regulate the amount of oil and gas produced by assigning allowable rates of production.

PROPOSED LEGISLATION.

A number of legislative proposals have been and probably will continue to be introduced in Congress and in the legislatures of various states, which, if enacted, would significantly affect the petroleum industries. Such proposals and executive actions involve, among other things, the imposition of land use controls such as prohibiting drilling activities on certain federal and state lands in roadless wilderness areas. At present, it is impossible to predict what proposals, if any, will actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals will have. However, President Clinton's establishment of numerous National Monuments by executive order has had the effect of precluding drilling across vast areas of the Rocky Mountain West.

ENVIRONMENTAL LAWS.

Oil and gas exploration and development are specifically subject to existing federal and state laws and regulations governing environmental quality and pollution control. Such laws and regulations may substantially increase the costs of exploring for, developing, or producing oil and gas and may prevent or delay the commencement or continuation of a given operation.

All of our operations involving the exploration for or the production of any minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the right of adjoining property owners. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations.

It may be anticipated that future legislation will significantly emphasize the protection of the environment, and that, as a consequence, our activities may be more closely regulated to further the cause of environmental protection. Such legislation, as well as future interpretation of existing laws, may require substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent to which cannot now be predicted.

TITLE TO PROPERTIES.

We are not the record owner of our interest in our properties and rely instead on contracts with the owner or operator of the property, pursuant to which, among other things, we have, is the right to have our interest placed of record. As is customary in the oil and gas industry, a preliminary title examination will be conducted at the time unproved properties or interests are acquired by us. Prior to commencement of drilling operations on such acreage and prior to the acquisition of proved properties, we will conduct a title examination before proceeding with operations or the acquisition of proved properties, as we may deem appropriate.

Our properties are subject to royalty, overriding royalty and other interests customary in the industry, liens incident to agreements, current taxes and other burdens, minor encumbrances, easements and restrictions. Although we are not aware of any material title defects or disputes with respect to its undeveloped acreage, to the extent such defects or disputes exist, we would suffer title failures.

BACKLOG OF ORDERS.

We currently have no orders for sales at this time.

GOVERNMENT CONTRACTS.

We have no government contracts.

COMPANY SPONSORED RESEARCH AND DEVELOPMENT.

We are not conducting any research.

NUMBER OF PERSONS EMPLOYED.

As of December 1, 2013, we had no full-time employees. Officers and Directors work on an as needed part-time basis up to 5 hours per week.

PLAN OF OPERATIONS

We had no operations prior to and we did not have any revenues during the fiscal year ended December 31, 2012. We did not recognize any income in the year ended December 31, 2011. We have minimal capital, minimal cash, and only our intangible assets consist of our business plan, relationships, contacts and oil and gas lease prospect. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

Our plan of operations is as follows:

MILESTONES (COMMENT NO. 3)
-------------------- -----------------------------------------------------------
 4th Quarter 2013    Closure of Registration Statement; Seek Capital for the
                     Company: Execution of Geological Evaluation (COMMENT NO. 7)
-------------------- -----------------------------------------------------------
 1st Quarter 2014    Permit & Drilling Syndication; Seeking Other Prospects
-------------------- -----------------------------------------------------------
 2nd Quarter 2014    Commence Drilling Operations; Seeking Additional Capital
                     for Company
-------------------- -----------------------------------------------------------

Our Budget for operations in next year is as follows:

                                                            MAXIMUM
                                                       ------------------
Geological evaluation of lease expenses                          $25,000
General and administrative expenses                              $25,000
Working Capital                                                  $75,000
                                                       ------------------
                                                                $125,000

We will need substantial additional capital to support our proposed future energy operations. We have no revenues. We have NO committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

Decisions regarding future participation in exploration wells or geophysical studies or other activities will be made on a case-by-case basis. We may, in any particular case, decide to participate or decline participation. If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing. If participation is declined, we may elect to farmout, non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

B. DESCRIPTION OF PROPERTY
--------------------------

DESCRIPTION OF PROPERTIES/ASSETS/OIL AND GAS PROSPECTS

         (a) Real Estate.                   None.
         (b) Title to properties.           None.
         (c) Oil and Gas Prospects.         82.5% Interest in Oil and Gas Lease
                                            Natrona County,  Wyoming,  T38N,
                                            R81W,  Sections 15 All and 20 All
                                            Gross acres 1,280
         (d) Patents.                       None.

We do not own any property, real or otherwise.

C. LEGAL PROCEEDINGS
--------------------

We are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding.

D. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-----------------------------------------------------------

MARKET INFORMATION

Currently there is no public trading market for our stock, and we have not applied to have the common stock quoted for trading in any venue. We intend to apply to have the common stock quoted on the OTC Bulletin Board immediately after this registration statement being declared effective. (COMMENT NO. 3) No trading symbol has yet been assigned.

The offering of the shares registered hereby could have a material negative effect on the market price for the stock if it is approved for quotation on the OTC / BB.

RULES GOVERNING LOW-PRICE STOCKS THAT MAY AFFECT OUR SHAREHOLDERS' ABILITY TO RESELL SHARES OF OUR COMMON STOCK

Our stock currently is not traded on any stock exchange or quoted on any stock quotation system. After filing the registration statement in which this prospectus is included, we intend to solicit a broker to apply for quotation of common stock on the FINRA's OTC/BB.

Quotations on the OTC/BB reflect inter-dealer prices, without retail mark-up, markdown or commission and may not reflect actual transactions. Our common stock will be subject to certain rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are securities with a price of less than $5.00, other than securities registered on certain national exchanges or quoted on the Nasdaq system, provided that the exchange or system provides current price and volume information with respect to transaction in such securities. The additional sales practice and disclosure requirements imposed upon broker-dealers are and may discourage broker-dealers from effecting transactions in our shares which could severely limit the market liquidity of the shares and impede the sale of shares in the secondary market.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

HOLDERS

As of the filing of this prospectus, we have 42 shareholders of record of our common stock. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(b), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least 6 months, is entitled to sell shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, our selling shareholders hold 3,220,000 shares, of which 1,020,000 may be sold pursuant to this Registration Statement, including those of affiliates who own 2,560,000 and officers/directors who own 310,000 in the aggregate.

DIVIDENDS

As of the filing of this prospectus, we have not paid any dividends to shareholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Wyoming Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

E. FINANCIAL STATEMENTS
-----------------------

The following is a complete list of the financial statements filed as a part of this Report.

     o Audited financial statements of Fuels, Inc. for the year ended December 31, 2012 and for the period of May 25, 1999 (inception) through December 31, 2012 (pages F-1 through F-10)

     o Unaudited financial statements for the three and nine months ended September 30, 2013 and 2012 (pages F-11 through F-19)

                                  FUELS, INC.
                         (A Development Stage Company)

                    Financial Statements for the year ended
        December 31, 2012 and for the period of May 25, 1999 (inception)
                            through December 31, 2012

                                   (AUDITED)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF FUELS, INC.:

We have audited the accompanying balance sheet of Fuels, Inc.("the Company") as of December 31, 2012 and 2011 and the related statement of operations, stockholders' equity (deficit) and cash flows for the period May 25, 1999 (inception) through December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Fuels, Inc., as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the period May 25, 1999 (inception) through December 31 2012, in conformity withgenerally accepted accounting principles in the United States of America.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ B F Borgers CPA PC

B F BORGERS CPA PC
Denver, CO

December 10, 2013

                                                FUELS, INC.
                                       (A Development Stage Company)
                                               BALANCE SHEETS


                                                                            December 31,      December 31,
                                                                               2012              2011
                                                                          ---------------   ---------------

Assets
        Current Assets:
               Cash                                                       $            -    $            -
                                                                          ---------------   ---------------
        Total Current Assets                                                           -                 -
                                                                          ---------------   ---------------

        Other assets:
               Farmout Agreement                                                       -                 -
                                                                          ---------------   ---------------
        Total Other Assets                                                             -                 -
                                                                          ---------------   ---------------

Total Assets                                                              $            -    $            -
                                                                          ===============   ===============


Liabilities and Stockholders' Deficit
        Current liabilities
               Accounts payable                                           $            -    $            -
                                                                          ---------------   ---------------
        Total Current Liabilities                                                      -                 -

Stockholders' Equity
        Common stock, $0.001 par value; 50,000,000 shares
          authorized, 720,000 shares issued and outstanding
          at December 31, 2012 and December 31, 2011, respectively                   720               720
        Additional paid-in capital                                                 1,380             1,380
        Deficit accumulated during the development stage                          (2,100)           (2,100)
                                                                          ---------------   ---------------
               Total Stockholders' Equity                                              -                 -
                                                                          ---------------   ---------------

Total liabilities and stockholders' equity                                $            -    $            -
                                                                          ===============   ===============





See the notes to these financial statements.

                                                     FUELS, INC.
                                            (A Development Stage Company)
                                               STATEMENTS OF OPERATIONS

                                                             For The Year Ended                   May 25, 1999
                                                                December 31,                     (Inception) to
                                                          2012                2011              December 31, 2012
                                                    -----------------   -----------------    ------------------------
Revenue:                                            $              -    $              -     $                     -
                                                    -----------------   -----------------    ------------------------

Operational expenses:
         General and Administrative Expenses                       -                   -                         600
         Accounting Fees                                           -                   -                       1,400
         Filing Fees                                               -                   -                         100
                                                    -----------------   -----------------    ------------------------

                Total operational expenses                         -                   -                       2,100
                                                    -----------------   -----------------    ------------------------

Net income (Loss)                                   $              -    $              -     $                (2,100)
                                                    =================   =================    ========================

Per share information

Net income (loss) per common share
         Basic                                      $              *    $              *
         Fully diluted                                             *                   *
                                                    -----------------   -----------------

Weighted average number of common
         stock outstanding                                   720,000             720,000
                                                    -----------------   -----------------

         * Less than $(0.01) per share.









See the notes to these financial statements.

                                                         FUELS, INC.
                                                (A Development Stage Company)
                                                   STATEMENT OF CASH FLOWS

                                                                                                            May 25, 1999
                                                                          For The Year Ended              (Inception) to
                                                                             December 31,                   December 31,
                                                                        2012              2011                  2012
                                                                   ---------------   ----------------   --------------------
Cash Flows from Operating Activities:
        Net Loss                                                   $            -    $             -    $            (2,100)

Adjustments to reconcile net loss to net cash used
 in operating activities:                                                       -                  -                      -
                                                                   ---------------   ----------------   --------------------

Net Cash Used by Operating Activities                                           -                  -                 (2,100)
                                                                   ---------------   ----------------   --------------------

Net Cash Used in Investing Activities                                           -                  -                      -
                                                                   ---------------   ----------------   --------------------

Cash Flows from Financing Activities:
        Proceeds from sale of common stock                                      -                  -                  2,100
                                                                   ---------------   ----------------   --------------------

Net Cash Provided by Financing Activities                                       -                  -                  2,100
                                                                   ---------------   ----------------   --------------------

Net Increase (decrease) in Cash                                                 -                  -                      -

Cash and Cash Equivalents - Beginning of Period                                 -                  -                      -
                                                                   ---------------   ----------------   --------------------

Cash and Cash Equivalents - End of Period                          $            -    $             -    $                 -
                                                                   ===============   ================   ====================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
        Cash paid for interest expense                             $            -                  -    $                 -
                                                                   ===============   ================   ====================
        Cash paid for income taxes                                 $            -                  -    $                 -
                                                                   ===============   ================   ====================







See the notes to these financial statements.

                                                         FUELS, INC.
                                                (A Development Stage Company)
                                              STATEMENT OF STOCKHOLDER'S EQUITY
                                   FROM MAY 25, 1999 (Inception) THROUGH DECEMBER 31, 2012

                                                                                                Deficit accum
                                                                                  Additional       During
                                                    Common Stock                    paid-in      Development
                                                  Number of shares     Amount       Capital         Stage         Totals
                                                 ----------------   -----------   -----------   -------------   -----------
Issuance of common stock for cash                        720,000    $      720    $    1,380    $          -    $    2,100
Net loss                                                       -             -             -          (1,510)       (1,510)
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 1999                              720,000           720         1,380          (1,510)          590
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -            (590)         (590)
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2000                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2001                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2002                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2003                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2004                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2005                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2006                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2007                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2008                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2009                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2010                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2011                              720,000           720         1,380          (2,100)            -
                                                 ----------------   -----------   -----------   -------------   -----------

Net loss                                                       -             -             -               -             -
                                                 ----------------   -----------   -----------   -------------   -----------
Balance - December 31, 2012                              720,000    $      720    $    1,380    $     (2,100)   $        -
                                                 ================   ===========   ===========   =============   ===========

See the notes to these financial statements.

                                   FUELS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                 For the Years Ended December 31, 2012 and 2011



NOTE 1 - BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------------------------------

BUSINESS

Fuels, Inc. ("the Company") was incorporated in May 25, 1999 in the state of Wyoming. The Company was originally incorporated for the purpose of general investing. Due to an inability to raise adequate financing the Company was forced to cease operations in 2000.

The Company's fiscal year end is December 31st. The Company's financial statements are presented on the accrual basis of accounting.

BASIS OF PRESENTATION

DEVELOPMENT STAGE COMPANY

The Company has not earned significant revenues from planned operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Company", as set forth in Statement of Financial Accounting Standards No. 7 ("SFAS"). Among the disclosures required by SFAS No. 7 are that the Company's financial statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

GOING CONCERN

The Company's financial statements for the years ended December 31, 2012 and 2011 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported an accumulated deficit of $2,100 as of December 31, 2012. The Company did not recognize revenues from its activities during the year ended December 31, 2012. These factors raise substantial doubt about the Company's ability to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

                                   FUELS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                 For the Years Ended December 31, 2012 and 2011


OIL AND GAS PROPERTIES, FULL COST METHOD

The Company uses the full cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and gas property costs. Properties not subject to amortization consist of exploration and development costs which are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. The Company assesses the realization of unproved properties, taken as a whole, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred. Impairment of unproved properties is assessed based on management's intention with regard to future exploration and development of individually significant properties and the ability of the Company to obtain funds to finance such exploration and development. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Costs of oil and gas properties will be amortized using the units of production method.

In applying the full cost method, the Company will perform an impairment test (ceiling test) at each reporting date, whereby the carrying value of property and equipment is compared to the "estimated present value," of its proved reserves discounted at a 10-percent interest rate of future net revenues, based on current economic and operating conditions, plus the cost of properties not being amortized, plus the lower of cost or fair market value of unproved properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties. If capitalized costs exceed this limit, the excess is charged as an impairment expense.

NET LOSS PER SHARE

Basic net loss per common share is calculated by dividing the net loss applicable to common shares by the weighted average number of common and common equivalent shares outstanding during the period. For the years ended December 31, 2012 and 2011, there were no potential common equivalent shares used in the calculation of weighted average common shares outstanding as the effect would be anti-dilutive because of the net loss.

STOCK-BASED COMPENSATION

The Company adopted the provisions of and accounts for stock-based compensation using an estimate of value in accordance with the fair value method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation method applies to new grants and to grants that were outstanding as of the effective date and are subsequently modified.

                                   FUELS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                 For the Years Ended December 31, 2012 and 2011


FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of accounts payable is considered to be representative of respective fair values because of the short-term nature of these financial instruments.

OTHER COMPREHENSIVE INCOME

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

INCOME TAXES

Provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carry forwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustment to the tax provision or benefit in the period of enactment.

RECENT ACCOUNTING PRONOUNCEMENTS

There were accounting standards and interpretations issued during the years ended December 31, 2012 and 2011, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

NOTE 3 - STOCKHOLDERS' EQUITY
-----------------------------

The authorized capital stock of the Company is 50,000,000 shares of common stock with a $0.001 par value. At December 31, 2012, the Company had 720,000 shares of its common stock issued and outstanding. (COMMENT NO. 10) The Company does not have any preferred shares issued or authorized.

During the years ended December 31, 2012 and 2011, the Company did not issue any shares of its common stock.

NOTE 4 - INCOME TAXES
---------------------

The Company is subject to domestic income taxes. The Company has had no income, and therefore has paid no income tax.

Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for financial reporting and tax purposes. The Company's deferred tax assets consist entirely of the benefit from net operating loss
(NOL) carry-forwards. The Company's deferred tax assets are offset by a valuation allowance due to the uncertainty of the realization of the NOL carry-forwards. NOL carry-forwards may be further limited by a change in company ownership and other provisions of the tax laws.

                                   FUELS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                 For the Years Ended December 31, 2012 and 2011

The Company's deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

                         Estimated NOL
                         Carry-forward      Valuation     Net Tax
     Period Ending          benefit         Allowance     Benefit
---------------------------------------------------------------------

   December 31, 2012           $ -             -               -
   December 31, 2011           $ -             -               -

NOTE 5 - SUBSEQUENT EVENTS
--------------------------

The Company has evaluated it activities subsequent to December 31, 2012 and through the issuance of the financial statements and found no other reportable subsequent events.

In February 2013, the Company issued 2,500,000 shares of its restricted common stock to an unrelated third party in exchange as part of an Assignment on an oil and gas lease located in Natrona County, Wyoming. The shares were valued at $2,500 at the time of the transaction ($0.001 per share). The Assignment provides for the Company to retain 82.5% of the working interest.

                                  FUELS, INC.
                         (A Development Stage Company)

            Financial statements for the three and nine months ended
                           September 30, 2013 and 2012

                                  (UNAUDITED)


                                                FUELS, INC.
                                       (A Development Stage Company)
                                               BALANCE SHEETS


                                                                            September 30,     December 31,
                                                                               2013              2012
                                                                          ---------------   ---------------
Assets
        Current Assets:
               Cash                                                       $            -    $            -
                                                                          ---------------   ---------------
        Total Current Assets                                                           -                 -
                                                                          ---------------   ---------------

        Other assets:
               Farmout Agreement                                                   2,500                 -
                                                                          ---------------   ---------------
        Total Other Assets                                                         2,500                 -
                                                                          ---------------   ---------------

Total Assets                                                              $        2,500    $            -
                                                                          ===============   ===============


Liabilities and Stockholders' Deficit
        Current liabilities
               Accounts payable                                           $            -    $            -
                                                                          ---------------   ---------------
        Total Current Liabilities                                                      -                 -

Stockholders' Equity
        Common stock, $0.001 par value; 50,000,000 shares authorized,
          3,220,000 and 720,000 shares issued and outstanding
          at September 30, 2013 and December 31, 2012, respectively                3,220               720
        Additional paid-in capital                                                 1,380             1,380
        Deficit accumulated during the development stage                          (2,100)           (2,100)
                                                                          ---------------   ---------------
               Total Stockholders' Equity                                          2,500                 -
                                                                          ---------------   ---------------

Total liabilities and stockholders' equity                                $        2,500    $            -
                                                                          ===============   ===============








See the notes to these financial statements.

                                                             FUELS, INC.
                                                    (A Development Stage Company)
                                                      STATEMENTS OF OPERATIONS
                                                             (UNAUDITED)

                                                 For the Three Months Ended        For the Nine Months Ended        May 25, 1999
                                                       September 30,                     September 30,             (Inception) to
                                                  2013               2012           2013              2012       September 30, 2013
                                              ---------------   -------------  --------------   ---------------  ------------------
Revenue:                                      $            -    $          -   $           -    $            -   $               -
                                              ---------------   -------------  --------------   ---------------  ------------------

Operational expenses:
         General and Administrative Expenses               -               -               -                 -                 600
         Accounting Fees                                   -               -               -                 -               1,400
         Filing Fees                                       -               -               -                 -                 100
                                              ---------------   -------------  --------------   ---------------  ------------------

                Total operational expenses                 -               -               -                 -               2,100
                                              ---------------   -------------  --------------   ---------------  ------------------

Net income (Loss)                             $            -    $          -   $           -    $            -   $          (2,100)
                                              ===============   =============  ==============   ===============  ==================

Per share information

Net income (loss) per common share
         Basic                                $            *    $          *   $           *    $            *
         Fully diluted                                     *               *               *                 *
                                              ---------------   -------------  --------------   ---------------

Weighted average number of common
         stock outstanding                         3,220,000         720,000       2,881,172           720,000
                                              ---------------   -------------  --------------   ---------------

         * Less than $(0.01) per share.








See the notes to these financial statements.

                                                        FUELS, INC.
                                               (A Development Stage Company)
                                                  STATEMENT OF CASH FLOWS
                                                        (Unaudited)

                                                                                                         May 25, 1999
                                                                      For the Nine Months Ended         (Inception) to
                                                                          September 30,                  September 30,
                                                                      2013              2012                 2013
                                                                 ---------------   ---------------    --------------------

Cash Flows from Operating Activities:
        Net Loss                                                 $            -    $            -     $            (2,100)

Adjustments to reconcile net loss to net cash used
 in operating activities:                                                     -                 -                       -
                                                                 ---------------   ---------------    --------------------

Net Cash Used by Operating Activities                                         -                 -                  (2,100)
                                                                 ---------------   ---------------    --------------------

Net Cash Used in Investing Activities                                         -                 -                       -
                                                                 ---------------   ---------------    --------------------

Cash Flows from Financing Activities:
        Proceeds from sale of common stock                                    -                 -                   2,100
                                                                 ---------------   ---------------    --------------------

Net Cash Provided by Financing Activities                                     -                 -                   2,100
                                                                 ---------------   ---------------    --------------------

Net Increase (decrease) in Cash                                               -                 -                       -

Cash and Cash Equivalents - Beginning of Period                               -                 -                       -
                                                                 ---------------   ---------------    --------------------

Cash and Cash Equivalents - End of Period                        $            -    $            -     $                 -
                                                                 ===============   ===============    ====================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
        Cash paid for interest expense                           $            -                 -     $                 -
                                                                 ===============   ===============    ====================
        Cash paid for income taxes                               $            -                 -     $                 -
                                                                 ===============   ===============    ====================

SUPPLEMENTAL DISCLOSURE OF NON-CASH
        INVESTING ACTIVITIES:
        Issuance of common shares for farmout agreement          $        2,500                 -     $             2,500
                                                                 ===============   ===============    ====================





See the notes to these financial statements.

                                                        FUELS, INC.
                                                (A DEVELOPMENT STAGE COMPANY)
                                               STATEMENT OF STOCKHOLDER'S EQUITY
                                   FROM MAY 25, 1999 (INCEPTION) THROUGH SEPTEMBER 30, 2013
                                                          (Unaudited)
                                                                                                  Deficit accum
                                                                                   Additional        During
                                                     Common Stock                    paid-in       Development
                                                   Number of shares     Amount       Capital         Stage          Totals
                                                   ---------------   -----------   -----------   --------------   -----------
Issuance of common stock for cash                         720,000    $      720    $    1,380    $           -    $    2,100
Net loss                                                        -             -             -           (1,510)       (1,510)
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 1999                               720,000           720         1,380           (1,510)          590
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -             (590)         (590)
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2000                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2001                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2002                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2003                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2004                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2005                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2006                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2007                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2008                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2009                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2010                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2011                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - December 31, 2012                               720,000           720         1,380           (2,100)            -
                                                   ---------------   -----------   -----------   --------------   -----------

Issuance of shares for oil and gas lease                2,500,000         2,500             -                -         2,500
Net loss                                                        -             -             -                -             -
                                                   ---------------   -----------   -----------   --------------   -----------
Balance - September 30, 2013                            3,220,000    $    3,220    $    1,380    $      (2,100)   $    2,500
                                                   ===============   ===========   ===========   ==============   ===========

See the notes to these financial statements.

                                   FUELS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
              For the Nine Months Ended September 30, 2013 and 2012


NOTE 1 - BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------------------------------

BUSINESS

Fuels, Inc. ("the Company") was incorporated in May 25, 1999 in the state of Wyoming. The Company was originally incorporated for the purpose of general investing. Due to an inability to raise adequate financing the Company was forced to cease operations in 2000.

The Company's fiscal year end is December 31st. The Company's financial statements are presented on the accrual basis of accounting.

BASIS OF PRESENTATION

DEVELOPMENT STAGE COMPANY

The Company has not earned significant revenues from planned operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Company", as set forth in Statement of Financial Accounting Standards No. 7 ("SFAS"). Among the disclosures required by SFAS No. 7 are that the Company's financial statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

INTERIM PRESENTATION

In the opinion of the management of the Company, the accompanying unaudited financial statements include all material adjustments, including all normal and recurring adjustments, considered necessary to present fairly the financial position and operating results of the Company for the periods presented. The financial statements and notes do not contain certain information included in the Company's financial statements for the year ended December 31, 2012. It is the Company's opinion that when the interim financial statements are read in conjunction with the December 31, 2012 Audited Financial Statements, the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results for a full year or any future period.

NOTE 2 - GOING CONCERN
----------------------

The Company's financial statements for the two-year ended December 31, 2012 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported an accumulated deficit of $2,100 as of September 30, 2013. The Company did not recognize revenues from its activities during the years ended December 31, 2012 and 2013 nor the nine months ended September 30, 2013. These factors raise substantial doubt about the Company's ability to continue as a going concern.

                                   FUELS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
              For the Nine Months Ended September 30, 2013 and 2012


NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

OIL AND GAS PROPERTIES, FULL COST METHOD

The Company uses the full cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and gas property costs. Properties not subject to amortization consist of exploration and development costs which are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. The Company assesses the realization of unproved properties, taken as a whole, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred. Impairment of unproved properties is assessed based on management's intention with regard to future exploration and development of individually significant properties and the ability of the Company to obtain funds to finance such exploration and development. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Costs of oil and gas properties will be amortized using the units of production method.

In applying the full cost method, the Company will perform an impairment test (ceiling test) at each reporting date, whereby the carrying value of property and equipment is compared to the "estimated present value," of its proved reserves discounted at a 10-percent interest rate of future net revenues, based on current economic and operating conditions, plus the cost of properties not being amortized, plus the lower of cost or fair market value of unproved properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties. If capitalized costs exceed this limit, the excess is charged as an impairment expense.

                                   FUELS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
              For the Nine Months Ended September 30, 2013 and 2012


NET LOSS PER SHARE

Basic net loss per common share is calculated by dividing the net loss applicable to common shares by the weighted average number of common and common equivalent shares outstanding during the period. For the periods ended September 30, 2013 and December 31, 2012, there were no potential common equivalent shares used in the calculation of weighted average common shares outstanding as the effect would be anti-dilutive because of the net loss.

STOCK-BASED COMPENSATION

The Company adopted the provisions of and accounts for stock-based compensation using an estimate of value in accordance with the fair value method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation method applies to new grants and to grants that were outstanding as of the effective date and are subsequently modified.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of accounts payable is considered to be representative of respective fair values because of the short-term nature of these financial instruments.

OTHER COMPREHENSIVE INCOME

The Company has no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

INCOME TAXES

Provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carry forwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustment to the tax provision or benefit in the period of enactment.

RECENT ACCOUNTING PRONOUNCEMENTS

There were accounting standards and interpretations issued during the period ended September 30, 2013, none of which are expected to have a material impact on the Company's financial position, operations or cash flows.

                                   FUELS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
              For the Nine Months Ended September 30, 2013 and 2012

NOTE 4 - OTHER ASSETS
---------------------

In February 2013, the Company issued 2,500,000 shares of its restricted common stock to an unrelated third party in exchange as part of an Assignment on an oil and gas lease located in Natrona County, Wyoming. The shares were valued at $2,500 at the time of the transaction ($0.001 per share). The Assignment provides for the Company to retain 82.5% of the working interest.

NOTE 5 - STOCKHOLDERS' EQUITY
-----------------------------

The authorized capital stock of the Company is 50,000,000 shares of common stock with a $0.001 par value. At September 30, 2013, the Company had 3,220,000 shares of its common stock issued and outstanding. The Company does not have any preferred shares issued or authorized.

During the nine months ended September 30, 2013, the Company issued 2,500,000 shares of its restricted common stock as part of an assignment for 82.5% interest in an oil and gas lease in Natrona County, Wyoming. The shares were valued at $2,500 or $0.001 per share (par value).

NOTE 6 - INCOME TAXES
---------------------

The Company is subject to domestic income taxes. The Company has had no income, and therefore has paid no income tax.

Deferred income taxes arise from temporary timing differences in the recognition of income and expenses for financial reporting and tax purposes. The Company's deferred tax assets consist entirely of the benefit from net operating loss
(NOL) carry-forwards. The Company's deferred tax assets are offset by a valuation allowance due to the uncertainty of the realization of the NOL carry-forwards. NOL carry-forwards may be further limited by a change in company ownership and other provisions of the tax laws.

The Company's deferred tax assets, valuation allowance, and change in valuation allowance are as follows:

                         Estimated NOL
                         Carry-forward      Valuation     Net Tax
     Period Ending          benefit         Allowance     Benefit
---------------------------------------------------------------------

  September 30, 2013           $ -             -               -
   December 31, 2012           $ -             -               -


NOTE 7 - SUBSEQUENT EVENTS
--------------------------

The Company has evaluated it activities subsequent to September 30, 2013 and through the issuance of the financial statements and found no other reportable subsequent events.

F. SELECTED FINANCIAL INFORMATION
---------------------------------

Not applicable.

G. SUPPLEMENTARY FINANCIAL INFORMATION
--------------------------------------

Not applicable.

H. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR UNAUDITED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN. WE CAUTION READERS REGARDING CERTAIN FORWARD LOOKING STATEMENTS IN THE FOLLOWING DISCUSSION AND ELSEWHERE IN THIS REPORT AND IN ANY OTHER STATEMENT MADE BY, OR ON OUR BEHALF.. (COMMENT NO. 3) FORWARD-LOOKING STATEMENTS ARE STATEMENTS NOT BASED ON HISTORICAL INFORMATION AND WHICH RELATE TO FUTURE OPERATIONS, STRATEGIES, FINANCIAL RESULTS OR OTHER DEVELOPMENTS. FORWARD LOOKING STATEMENTS ARE NECESSARILY BASED UPON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND OUR CONTROL AND MANY OF WHICH, WITH RESPECT TO FUTURE BUSINESS DECISIONS, ARE SUBJECT TO CHANGE. THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON OUR BEHALF. WE DISCLAIM ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS.

THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON THE COMPANY'S FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012, AND FOR EACH OF THE YEARS IN THE TWO-YEAR PERIOD THEN ENDED, INCLUDES A "GOING CONCERN" EXPLANATORY PARAGRAPH, THAT DESCRIBES SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN.

PLAN OF OPERATIONS

We had no operations prior to 2011 and we did not have any revenues during the fiscal year ended December 31, 2012. We did not recognize any income in the years ended December 31, 2012 and 2011, or during the six months ended June 30, 2013. We have minimal capital, moderate cash and only our intangible assets which consist of our business plan, relationships and contacts. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources, none of which have been arranged nor assured.

Our plan of operations is as follows:

MILESTONES

------------------  ------------------------------------------------------------
 4th Quarter 2013   Closure of Registration Statement; Seek Capital for the
                    Company: Execution of Geological Evaluation (COMMENT NO. 7)
------------------  ------------------------------------------------------------
 1st Quarter 2014   Permit & Drilling Syndication; Seeking Other Prospects
------------------  ------------------------------------------------------------
 2nd Quarter 2014   Commence Drilling Operations; Seeking Additional Capital for
                    Company
------------------  ------------------------------------------------------------

We will need substantial additional capital to support our proposed future energy operations. We have no revenues. We have NO committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

Decisions regarding future participation in exploration wells or geophysical studies or other activities will be made on a case-by-case basis. We may, in any particular case, decide to participate or decline participation. If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing. If participation is declined, we may elect to farmout, non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

RESULTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2012

During the nine months ended September 30, 2013 and 2012, we did not have revenues or expenses due to our lack of operations, as explained above.

FOR THE YEAR ENDED  DECEMBER  31, 2012  COMPARED TO THE YEAR ENDED  DECEMBER 31,
2011

During the year ended December 31, 2012 and 2011, we did not have revenues or expenses, due to our lack of operations, as explained above.

LIQUIDITY

SEPTEMBER 30, 2013

We had no cash or other liquid assets at September 30, 2013. Our only asset at September 30, 2013, was our working interest in the oil and gas lease in Natrona County, Wyoming. We will be reliant upon shareholder loans or private placements of our equity to fund any kind operations. We have not secured any sources of loans or private placements at this time. Due to this the Company did not have any cash flows during the nine months ended September 30, 2013 and 2012.

In February 2013, we issued 2,500,000 shares of its restricted common stock to an unrelated third party in exchange as part of an Assignment on an oil and gas lease located in Natrona County, Wyoming. The shares were valued at $2,500 at the time of the transaction ($0.001 per share). The Assignment provides for us to retain 82.5% of the working interest.

DECEMBER 31, 2012

We have no cash or other liquid assets at December 31, 2012, and we will be reliant upon shareholder loans or private placements of equity to fund any kind of operations. We have secured no sources of loans or private placements at this time. Due to this the Company did not have any cash flows during the year ended December 31, 2012 or 2011.

SHORT TERM.

On a short-term basis, we do not generate any revenue or revenues sufficient to cover operations. Based on prior history, we will continue to have insufficient revenue to satisfy current and recurring liabilities as it seeks explore.

No commitments to provide additional funds have been made by our management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred. (COMMENT NO. 6)

Our assets and liabilities were $0 as of September 30, 2013 and December 31, 2012.

CAPITAL RESOURCES

We have only common stock as our capital resource.

We have no material commitments for capital expenditures within the next year, however if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

NEED FOR ADDITIONAL FINANCING

We do not have capital sufficient to meet our cash needs. We will have to seek loans or equity placements to cover such cash needs. Once exploration commences, our needs for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by our management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred.

CRITICAL ACCOUNTING POLICIES

OIL AND GAS PROPERTIES, FULL COST METHOD

The Company uses the full cost method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells used to find proved reserves, and to drill and equip development wells including directly related overhead costs and related asset retirement costs are capitalized.

Under this method, all costs, including internal costs directly related to acquisition, exploration and development activities are capitalized as oil and gas property costs. Properties not subject to amortization consist of exploration and development costs which are evaluated on a property-by-property basis. Amortization of these unproved property costs begins when the properties become proved or their values become impaired. The Company assesses the realization of unproved properties, taken as a whole, if any, on at least an annual basis or when there has been an indication that impairment in value may have occurred. Impairment of unproved properties is assessed based on management's intention with regard to future exploration and development of individually significant properties and the ability of the Company to obtain funds to finance such exploration and development. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

Costs of oil and gas properties will be amortized using the units of production method.

In applying the full cost method, the Company will perform an impairment test (ceiling test) at each reporting date, whereby the carrying value of property and equipment is compared to the "estimated present value," of its proved reserves discounted at a 10-percent interest rate of future net revenues, based on current economic and operating conditions, plus the cost of properties not being amortized, plus the lower of cost or fair market value of unproved properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties. If capitalized costs exceed this limit, the excess is charged as an impairment expense.

STOCK-BASED COMPENSATION

The Company adopted the provisions of and accounts for stock-based compensation using an estimate of value in accordance with the fair value method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which generally is the vesting period. The Company elected the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation method applies to new grants and to grants that were outstanding as of the effective date and are subsequently modified.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of accounts payable is considered to be representative of respective fair values because of the short-term nature of these financial instruments.

I. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES
--------------------------------------------------------------------------------

Not applicable.

J. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
-------------------------------------------------------------

Not applicable.

K. DIRECTORS AND EXECUTIVE OFFICERS
-----------------------------------

         NAME             AGE                POSITION                    TERM
----------------------   -----       ----------------------------    -----------
Roy C. Smith              57         President and Director             Annual
Michael R. Butler         59         Secretary/Treasurer and
                                     Director                           Annual
Everett M. Gordon         76         Director                           Annual

ROY C. SMITH, age 57, has been President and a Director of Fuels, Inc. since inception. Mr. Smith attended the University of Wyoming and Casper College. He earned an A.S.S. in Marketing. He began his career in the Oil and Gas business with his father Charles B. Smith in Gillette, Wyoming. From 1978 until present, including the last 5 years, he has been a self-employed independent Landman. Mr. Smith was the President and a Director of Garner Investment, Inc. (nka Hinto Energy, Inc.) from 2006 until 2011.

Mr. Smith brings to the Board of Directors and management of the Company, not only his experience in business, but his 35 years of experience in the oil and gas industry and specifically in the state of Wyoming. (COMMENT NO. 8)

MICHAEL R. BUTLER, age 59, is Secretary/Treasurer and a Director of Fuels, Inc. since inception. Mr. Butler was employed for 19 years by Amoco Production Company, an oil and gas producing company operating in the state of Wyoming. In 1997 and 1998, Mr. Butler owned and operated a farm/ranch west of Casper, Wyoming. Mr. Butler has been trained in and has experience in waterflood injection, oil and gas producing operations, maintenance, and wetland development. Mr. Butler is currently a Director of Hindsight, Inc. dba Oil City Printers, a commercial printing business (since 1988). Mr. Butler was a Director and Secretary/Treasurer of Garner Investments, Inc. (nka Hinto Energy, Inc.) from 2006 to 2011. The Art Boutique, Inc. (1996 to 2003), Phillips 44, Inc., (1998 - 2001) and Tempus, Inc. (1997 - 2000).

Mr. Butler provides the Board of Directors and management with not only his experience in business management and management of public companies, but also his experience in the oil and gas industry. (COMMENT NO. 8)

EVERETT M. GORDON, age 76, has been a Director of Fuels, Inc. since 1998. Mr. Gordon was employed for 30 years by U.S. Steel Corporation. His last position with U.S. Steel Corporation was as the Director of Corporate Safety. The position was responsible for administering the corporate safety function for all steel operations, divisions and subsidiaries. Mr. Gordon retired in March of 1996. In his retirement he has served as the director of Fuels, Inc. and has been involved in the development of projects in the oil and gas industry.

Mr. Gordon provides the Board of Directors with experience in business management. (COMMENT NO. 8)

Our officers are spending up to 5 hours per week on our business at this time.

CONFLICTS OF INTEREST - GENERAL.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While each officer and director of our business is engaged in business activities outside of our business, the amount of time they devote to our business will be up to approximately 5 hours per week.

CONFLICTS OF INTEREST - CORPORATE OPPORTUNITIES

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

PROJECTED STAFF

STAFFING

Currently, we have no employees aside from the President who is part time. This lean staffing is possible in this phase because of our determination to outsource all operating functions. Our staff positions will be filled as budget allows and business demands require, and the positions may be altered in response to business needs.

L. EXECUTIVE AND DIRECTORS COMPENSATION
---------------------------------------

                                  COMPENSATION

The following table sets forth certain information concerning compensation of the President and our most highly compensated executive officers for the fiscal years ended December 31, 2012 and 2011 the ("Named Executive Officers"):

                                              SUMMARY EXECUTIVES COMPENSATION TABLE

------------------ -------- -------- ---------- ---------- ---------- ----------------- ----------------- ------------------ -------
                                                                                         NON-QUALIFIED
                                                                         NON-EQUITY         DEFERRED
                                                STOCK      OPTION      INCENTIVE PLAN     COMPENSATION        ALL OTHER
                            SALARY     BONUS     AWARDS     AWARDS      COMPENSATION        EARNINGS        COMPENSATION      TOTAL
 NAME & POSITION    YEAR      ($)       ($)        ($)        ($)           ($)               ($)                ($)           ($)
------------------ -------- -------- ---------- ---------- ---------- ----------------- ----------------- ------------------ -------
Roy C. Smith,       2012       0         0          0          0             0                 0                  0             0
President           2011       0         0          0          0             0                 0                  0             0
------------------ -------- -------- ---------- ---------- ---------- ----------------- ----------------- ------------------ -------
Michael R.          2012       0         0          0          0             0                 0                  0             0
Butler,             2011       0         0          0          0             0                 0                  0             0
Secretary and
Treasurer
------------------ -------- -------- ---------- ---------- ---------- ----------------- ----------------- ------------------ -------

                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The Company did not make any equity awards to its officers and/or directors during the years ended December 31, 2012 and 2011.

                              DIRECTOR COMPENSATION

The following table sets forth certain information concerning compensation paid to our directors for services as directors, but not including compensation for services as officers reported in the "Summary Executives' Compensation Table" during the year ended December 31, 2012:

------------------ ---------------- ---------------- ---------------- --------------- ---------------- ---------------- ------------
                                                                        Non-equity    Non-qualified
                                                                        incentive       deferred
                   Fees earned or                                          plan       compensation       All other
                    paid in cash     Stock awards     Option awards    compensation     earnings       compensation         Total
      Name               ($)              ($)               ($)            ($)             ($)              ($)              ($)
------------------ ---------------- ---------------- ---------------- --------------- ---------------- ---------------- ------------
Roy C. Smith            $ -0-            $ -0-            $ -0-           $ -0-            $ -0-            $ -0-            $ -0-
------------------ ---------------- ---------------- ---------------- --------------- ---------------- ---------------- ------------
Michael R. Butler       $ -0-            $ -0-            $ -0-           $ -0-            $ -0-            $ -0-            $ -0-
------------------ ---------------- ---------------- ---------------- --------------- ---------------- ---------------- ------------
Everett M. Gordon       $ -0-            $ -0-            $ -0-           $ -0-            $ -0-            $ -0-            $ -0-
------------------ ---------------- ---------------- ---------------- --------------- ---------------- ---------------- ------------

All of our officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.

It is possible that situations may arise in the future where the personal interests of the officers and directors may conflict with our interests. Such conflicts could include determining what portion of their working time will be spent on our business and what portion on other business interest. To the best ability and in the best judgment of our officers and directors, any conflicts of interest between us and the personal interests of our officers and directors will be resolved in a fair manner which will protect our interests. Any transactions between us and entities affiliated with our officers and directors will be on terms which are fair and equitable to us. Our Board of Directors intends to continually review all corporate opportunities to further attempt to safeguard against conflicts of interest between their business interests and our interests.

We have no intention of merging with or acquiring an affiliate, associated person or business opportunity from any affiliate or any client of any such person.

Directors receive no compensation for serving.

M. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF DECEMBER 1, 2013
--------------------------------------------------------------------------------

     (a) Beneficial owners of five percent (5%) or greater, of our common stock.

There are currently 50,000,000 common shares authorized of which 3,220,000 are outstanding on December 1, 2013

The following sets forth information with respect to ownership by holders of more than five percent (5%) of our common stock:

--------------------- --------------------- -------------------- ------------------ ----------------------
                                                                                        POST-OFFERING
                       NAME AND ADDRESS      AMOUNT AND NATURE     PRE-OFFERING       PERCENT OF CLASS
   TITLE OF CLASS      OF BENEFICIAL OWNER  OF BENEFICIAL OWNER  PERCENT OF CLASS       (POST RESALE)
--------------------- --------------------- -------------------- ------------------ ----------------------
Common shares         Robert G. Fowler (1)            2,560,000             79.50%                 69.25%
                      P.O. Box 3574
                      Casper, WY  82602
--------------------- --------------------- -------------------- ------------------ ----------------------
(1)  Mr. Fowler owns 2,530,000 shares directly. He owns 30,000 shares indirectly through his wife Sharon K. Fowler. As part of this Registration  Statement, we are registering 330,000 shares of behalf of Mr. Fowler and 30,000 shares on behalf of Mrs. Fowler.

         (b) The following sets forth information with respect to our common stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group as of December 1, 2013.

------------------------ -------------------------------- ---------------------- ----------------
                                NAME AND ADDRESS           AMOUNT AND NATURE OF     PERCENT OF
    TITLE OF CLASS            OF BENEFICIAL OWNER            BENEFICIAL OWNER         CLASS
------------------------ -------------------------------- ---------------------- ----------------
Common shares            Roy C. Smith                                   100,000            3.10%
                         President and Director
                         P.O. Box 3574
                         Casper, WY  82602
------------------------ -------------------------------- ---------------------- ----------------
Common shares            Michael R. Butler                              120,000            3.72%
                         Secretary, Treasurer & Director
                         13750 Bessemer Bend Rd.
                         Casper, WY  82604
------------------------ -------------------------------- ---------------------- ----------------
Common shares            Everett M. Gordon, Director                     90,000            2.79%
                         107 Lampliter Lane
                         McMurray, PA  15317
------------------------ -------------------------------- ---------------------- ----------------
                         All Directors and Executive                    310,000            9.62%
                         Officers as a Group (3 persons)
------------------------ -------------------------------- ---------------------- ----------------

N. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, PROMOTERS AND CONTROL PERSONS
-----------------------------------------------------------------------------

Other than the stock transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which any of our founders, directors, executive officers, shareholders or any members of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

In February 2013, we issued 2,500,000 shares of its restricted common stock to Mr. Robert G. Fowler in exchange as part of an Assignment on an oil and gas lease located in Natrona County, Wyoming. The shares were valued at $2,500 at the time of the transaction ($0.001 per share). The Assignment provides for us to retain 82.5% of the working interest.

There are no promoters being used in relation to this offering. No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the shareholders.

ITEM 11A. MATERIAL CHANGES
--------------------------

Not applicable.

ITEM 12. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
----------------------------------------------------------

-------------------- -------------------------------------------- --------------
EXHIBIT NUMBER       DESCRIPTION OF EXHIBIT
-------------------- -------------------------------------------- --------------
3.1                  Articles of Incorporation                    (1)
3.2                  Bylaws                                       (1)
5.1                  Opinion re: Legality                         Filed Herewith
10.1                 Assignment, February 2013                    (1)
23.1                 Consent of Attorney                          Filed Herewith
23.2                 Consent of Accountant                        Filed Herewith
99.1                 Oil and Gas Lease Picture                    Filed Herewith
99.2                 Stratigraphic Nomenclature Chart             Filed Herewith
-------------------- -------------------------------------------- --------------
(1) Incorporated by reference from the exhibits included in the Company's Form S-1 filed with the Securities and Exchange Commission (www.sec.gov), dated September 13, 2013.

ITEM 12A. DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
--------------------------------------------------------------------------------

The Wyoming Business Corporation Act requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Wyoming Business Corporation Act permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Wyoming Business Corporation Act prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Wyoming Business Corporation Act may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Wyoming Business Corporation Act also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Wyoming Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                     [OUTSIDE BACK COVER PAGE OF PROSPECTUS]

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
-----------------------------------------------

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
----------------------------------------------------

We have expended, or will expend fees in relation to this registration statement as detailed below:

================================================================= ==============
                     EXPENDITURE ITEM                                 AMOUNT
----------------------------------------------------------------- --------------
Attorney Fees                                                           $15,500
----------------------------------------------------------------- --------------
Audit Fees                                                              $10,000
----------------------------------------------------------------- --------------
Transfer Agent Fees                                                      $2,000
----------------------------------------------------------------- --------------
SEC Registration and Blue Sky Registration fees (estimated)              $1,000
----------------------------------------------------------------- --------------
Printing Costs and Miscellaneous Expenses (estimated)                    $1,500
                                                                         ------
----------------------------------------------------------------- --------------
TOTAL                                                                   $30,000
================================================================= ==============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

Fuels, Inc. officers and directors are indemnified as provided by the Wyoming Revised Statutes and the bylaws.

Under the Wyoming Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that it will indemnify the directors to the fullest extent not prohibited by Wyoming law; provided, however, that we may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law,
(b) the proceeding was authorized by the board of directors, (c) is provided by us, in sole discretion, pursuant to the powers vested under Wyoming law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that it will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of us, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer except by reason of the fact that such officer is or was our director in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of us.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

We have sold securities within the past three years without registering the securities under the Securities Act of 1933 as shown in the following table:

                                            ($) PAID PER
      NAME               COMMON SHARES        SECURITY         DATE OF PURCHASE
---------------- ----------------------- -------------------- ------------------
Robert G. Fowler           2,500,000         Assignment          February 2013

EXEMPTIONS FROM REGISTRATION FOR UNREGISTERED SALES

All of the above sales by the Company of its unregistered securities were made by the Company in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). The individual that issued the unregistered securities was known to the Company and its management, through pre-existing business relationships. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
---------------------------------------------------

------------ ----------------------------------------- -------------------------
NUMBER       DESCRIPTION
------------ ----------------------------------------- -------------------------
3.1          Articles of Incorporation                 (1)
3.2          Bylaws                                    (1)
5.1          Opinion re: Legality                      Filed Herewith
10.1         Assignment, February 2013                 (1)
23.1         Consent of Attorney                       Filed Herewith
23.2         Consent of Accountant                     Filed Herewith
99.1         Oil and Gas Lease Picture                 Filed Herewith
99.2         Stratigraphic Nomenclature Chart          Filed Herewith
------------ ----------------------------------------- -------------------------
(1) Incorporated by reference from the exhibits included in the Company's Form S-1 filed with the Securities and Exchange Commission (www.sec.gov), dated September 13, 2013.

ITEM 17. UNDERTAKINGS
---------------------

We hereby undertake the following:
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

     (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

     (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

For the purposes of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (COMMENT NO. 11)


                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Amended Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Casper, State of Wyoming, on December 10, 2013.

                                   FUELS, INC.


/s/Roy C. Smith                                                December 10, 2013
------------------------------------------------------------
Roy C. Smith
(Principal Executive Officer, President and Chief
Executive Officer)

/s/Michael R. Butler
------------------------------------------------------------
Michael R. Butler                                              December 10, 2013
(Chief Financial Officer/Principal
Accounting Officer/Secretary / Treasurer)



In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.


/s/Roy C. Smith                                                December 10, 2013
------------------------------------------------------------
Roy C. Smith, Director


/s/Michael R. Butler                                           December 10, 2013
------------------------------------------------------------
Michael R. Butler, Director


/s/Everett M. Gordon                                           December 10, 2013
------------------------------------------------------------
Everett M. Gordon, Director

                                   EXHIBIT 5.1
                                  EXHIBIT 23.1


                               Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                         303-422-8127 * 303-431-1567 fax

                                December 10, 2013


Fuels, Inc.
P.O. Box 917
Casper, WY  82602


Re:  Amendment No. 1 to S-1  Registration  Statement for common shares of Fuels,
Inc.

Gentlemen:

At your request, I have examined the amended Registration Statement No. 333-191164 which is being filed with the Securities and Exchange Commission ("SEC"), on Form S-1 (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of

     a.   1,020,000 shares of common stock of selling shareholders.

In rendering the following opinion, I have examined and relied only upon the documents, and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

     a.   Certificate of Incorporation of the Company, as amended to date;

     b.   Bylaws of the Company, as amended to date; and

     c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the stock.

I  have  not  undertaken,   nor  do  I  intend  to  undertake,  any  independent
investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

Based on the foregoing, it is my opinion that the stock being registered under the amended Registration Statement, as issued, is and will be duly and validly authorized, fully paid and non-assessable under Wyoming Laws.

I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of transfer of the stock.

I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the stock described in the amended Registration Statement in connection with the offering described therein.

This opinion covers only matters of Wyoming law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the amended Registration Statement.

                                     Sincerely,

                                     /s/Michael A. Littman
                                     ---------------------
                                     Michael A. Littman

                                  EXHIBIT 23.2


                         CONSENT OF INDEPENDENT AUDITORS

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation in this Registration Statement on Form S-1A of our report dated December 10, 2013, relating to the financial statements of Fuels, Inc., as of December 31, 2012 and 2011 and to all references to our firm included in this Registration Statement.




/s/ B F Borgers, CPA, PC
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B F Borgers, CPA, PC
Certified Public Accountants
Denver, Colorado
December 10, 2013